Exhibit 99.1

NEOVASC INC.

NOTICE OF

ANNUAL GENERAL MEETING

OF SHAREHOLDERS OF

NEOVASC INC.

TO BE HELD ON SEPTEMBER 3, 2020

MANAGEMENT INFORMATION CIRCULAR

DATED: July 28, 2020

NEOVASC INC.

Suite 5138 - 13562 Maycrest Way

Richmond, British Columbia

Canada V6V 2J7

Telephone No.: (604) 270-4344 - Fax No.: (604) 270-4384

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders of Neovasc Inc. (the “Company” or “Neovasc”) will be held at Suite 5138, 13562 Maycrest Way, Richmond, British Columbia, Canada on September 3, 2020 at 8:00 a.m. (Vancouver time) for the following purposes:

1.              to receive and consider the audited financial statements of the Company for the year ended December 31, 2019 together with the auditor’s report thereon;

2.              to elect directors for the ensuing year;

3.              to consider and, if thought fit, pass with or without amendment, an ordinary resolution to ratify, confirm and approve the Company’s share unit plan (the “Share Unit Plan”), including amendments thereto, as set out in Schedule B to the accompanying Circular, and to reserve common shares from treasury for issuance under the Share Unit Plan, the full text of which resolution is set out in the accompanying Circular under the heading “Approval of Share Unit Plan”;

4.              to consider and, if thought fit, pass with or without amendment, an ordinary resolution to ratify, confirm and approve previous grants of share units for an aggregate of up to 681,594 common shares of the Company, to certain directors, officers, employees and consultants or the Company, as previously approved by the board of directors (the “Board”), as more particularly described under the heading “Approval of Share Unit Grants”;

5.              to appoint an auditor for the ensuing year and authorize the directors to approve the remuneration to be paid to the auditor; and

6.              to transact such other business as may properly come before the meeting.

The Board has fixed July 27, 2020 as the record date for determining the shareholders entitled to receive notice of and vote at the Meeting. Shareholders unable to attend the meeting in person are requested to read the enclosed management information circular and proxy (or Voting Instruction Form, a “VIF”) and complete and deposit the proxy or VIF in accordance with its instructions. Unregistered shareholders must deliver their complete proxy or VIF in accordance with the instructions given by their financial institution or other intermediary that forwarded the proxy to them.

Impact of COVID-19: the Company is carefully monitoring the public health impact of the coronavirus (COVID-19) pandemic on a daily basis, and may decide to modify the date, time or location of the Meeting or may change the meeting format to a hybrid physical and virtual meeting. While we understand that a change in the date, time or location of the meeting could disrupt the travel plans of those who plan to attend the Meeting, and that a change to a hybrid physical and virtual meeting format may disappoint those who wish to participate in person, our first priority is the health and safety of our communities, shareholders, employees and other stakeholders. In the event we decide to modify the date, time, location or format of the Meeting, shareholders will be notified and provided with additional details in a press release, on our website at www.neovasc.com and pursuant to filings we make with the U.S. Securities and Exchange Commission and the Canadian securities regulatory authorities. As always, we encourage you to vote your shares prior to the Meeting

DATED at Vancouver, British Columbia this 28th day of July, 2020.

If you have any questions relating to the meeting, please contact Kingsdale Advisors by telephone at 1-800-775-4067 toll free in North America or 416-867-2272 outside of North America or by email at contactus@kingsdaleadvisors.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Signed: Steve Rubin
Steve Rubin
Director

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

2

NEOVASC INC.

Suite 5138 - 13562 Maycrest Way

Richmond, British Columbia

Canada V6V 2J7

Telephone No.: (604) 270-4344 - Fax No.: (604) 270-4384

MANAGEMENT INFORMATION CIRCULAR
as at July 28, 2020

This Management Information Circular is furnished in connection with the solicitation of proxies by the management of Neovasc Inc. (the “Company” or “Neovasc”) for use at the annual general meeting (the “Meeting”) of its shareholders to be held on September 3, 2020 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Management Information Circular, references to the “Company”, “Neovasc”, “we” and “our” refer to Neovasc Inc. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, executive officers and regular employees of the Company. The Company has also retained Kingsdale Advisors (“Kingsdale”) as its strategic shareholder advisor and proxy solicitation agent. Kingsdale is expected to receive a fee of approximately $60,000 in addition to certain out-of-pocket expenses for services as proxy solicitation agent. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of Common Shares held as of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

The Company may utilize the Broadridge QuickVote service to assist non-registered shareholders with voting their Neovasc shares over the telephone. Alternatively, Kingsdale Advisors may contact such beneficial shareholders to offer assistance with conveniently voting their shares through the Broadridge QuickVote service. Broadridge then tabulates the results of all the instructions received and then provides the appropriate instructions with respect to the shares to be represented at the meeting. If you have any questions relating to the meeting or how to vote, please contact Kingsdale Advisors by telephone at 1-800-775-4067 toll free in North America or 416-867-2272 outside of North America or by email at contactus@kingsdaleadvisors.com.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are executive officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you on your behalf at the Meeting.  You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on persons named therein with respect to:

(a)                                 each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)                                 any amendment to or variation of any matter identified therein; and

(c)                                  any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on the Proxy and, if applicable, for the nominees of management for directors and auditors as identified in the Proxy.

Registered Shareholders

Registered shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a proxy may do so by:

(a)                                 completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Trust Company of Canada (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9;

(b)                                 using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)                                  logging on to Computershare’s website at www.investorvote.com. Registered shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used. The Chair of the Meeting may waive or extend the proxy cut-off without notice.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of intermediaries. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders - those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners).

The Company is taking advantage of the provisions of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer that permit it to deliver proxy-related materials directly to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from our transfer agent, Computershare. The VIF is to be completed and returned to Computershare as set out in the instructions provided on the VIF. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

These securityholder materials are being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that was sent to you.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting. The Company does not intend to pay for intermediaries to forward to OBOs under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer the proxy-related materials and Form 54-101F7 Request for Voting Instructions Made by Intermediary, and in the case of an OBO, the OBO will not receive the materials unless the OBO’s intermediary assumes the cost of delivery.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting. The Chair of the Meeting may waive or extend the proxy cut-off without notice.

Notice to Shareholders in the United States

The solicitation of proxies and the matters to be voted on, as contemplated in this Management Information Circular, involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. As a “foreign private issuer” as defined under Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “1934 Act”), the proxy solicitation rules under the 1934 Act, including Regulation 14A thereunder, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Canada Business Corporations Act, as amended (the “CBCA”), certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its executive officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its executive officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)                                 executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the registered shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Trust Company of Canada or at the address of the registered office of the Company at 595 Burrard Street, P.O. Box 49314, Suite 2600, Three Bentall Centre, Vancouver, British Columbia V7X 1L3, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)                                 personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted on at the Meeting other than the election of directors and appointment of auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the “Board”) of the Company has fixed July 27, 2020 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Common Shares of the Company are listed for trading on the Toronto Stock Exchange (the “TSX”) and the Nasdaq Capital Market (the “Nasdaq”). As of July 28, 2020, there were 17,613,355 Common Shares issued and outstanding, each carrying the right to one vote. The Company is also authorized to issue an unlimited number of Preferred Shares, which do not have voting rights. There were no Preferred Shares issued and outstanding as at July 28, 2020.

No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and executive officers of the Company, there are no persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at July 28, 2020.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2019, report of the auditor and related management discussion and analysis, all of which may be obtained from SEDAR at www.sedar.com, will be placed before the Meeting and have been filed with the securities commissions or similar regulatory authority in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled all such nominees will be declared elected or appointed by acclamation.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.                                      Election of Directors — See heading “Election of Directors”.

2.                                      Appointment of Auditor — See heading “Appointment of Auditor”.

3.                                      Approval of Share Unit Plan — See heading “Approval of Share Unit Plan”.

4.                                      Approval of Share Unit Grants — See heading “Approval of Share Unit Grants”.

ELECTION OF DIRECTORS

The articles of the Company set out that the number of directors of the Company will be a minimum of three and a maximum of twenty. The term of office of each of the six current directors will end at the conclusion of the Meeting. Unless the director’s office is vacated earlier in accordance with provisions of the CBCA, each director elected will hold office until the conclusion of the next annual meeting of the Company, or if no director is then elected, until a successor is elected.

Majority Voting Policy

In accordance with good corporate governance practices and procedures, the Board amended the Company’s Majority Voting Policy (the “Amended Majority Voting Policy”) on March 8, 2017. The Amended Majority Voting Policy provides that, at a meeting for the uncontested election of directors (being an election where the number of nominees for director is not greater than the number of directors to be elected), each director of the Company must be elected by the vote of a majority of the Company’s Common Shares, represented in person or by proxy, at such meeting. Forms of proxy for the election of directors will permit a shareholder to vote in favour of, or to withhold from voting, separately for each director nominee.

If, in an uncontested election of directors, the number of Common Shares withheld for a nominee equals or exceeds the number of Common Shares voted for that nominee at the meeting, either in person or by proxy, that director must immediately tender his or her resignation. The Company’s corporate governance and nominating committee (the “CGNC”) will expeditiously consider whether to recommend to the Board whether or not to accept the resignation.  The Board will accept the resignation absent exceptional circumstances and such resignation will be effective when accepted by the Board. In its deliberations, the CGNC of the Company may consider such extenuating circumstances as it deems appropriate.

The Board shall determine whether or not to accept the resignation within ninety days of the relevant shareholders’ meeting. The Board shall accept the resignation absent extenuating circumstances. The resignation will be effective when accepted by the Board. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or meetings of the CGNC of the Board at which the resignation is considered.

The Company shall promptly issue a news release with the Board’s decision, which must fully state the reasons for that decision.

Nominees

The following table sets out the names of management’s six nominees for election as directors, all major offices and positions with the Company each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at the date of this Circular.

Name, Country of Residence and Position	Principal Occupation or Business or Employment(1)	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
Steven Rubin(8)(9) Florida, USA Director	Executive Vice-President, Administration for OPKO Health, Inc.	Since July l, 2008 and predecessor company since 2007	207(2)
Paul Geyer(8)(9)(10) BC, Canada Director	CEO, Discovery Parks and Nimbus Synergies	Since November 2, 2000	73,799(3)
Doug Janzen(8)(9) BC, Canada Director	CEO, Aequus Pharmaceuticals Inc.	Since June 2, 2005	15,123(4)
Norman Radow(10) Georgia, USA Director	Founder, CEO, RADCO Companies, Managing Partner, Strul Medical Group	Since September 16, 2019	34,515(5)
Alexei Marko(10) BC, Canada Director	Director of the Company	Since June 12, 2003	nil(6)
Fred Colen Florida, USA Director and Chief Executive Officer	Chief Executive Officer of Neovasc Inc.	Since June 4, 2019	11,111(7)

Notes:

(1)                                 The information as to principal occupation, business or employment (for the preceding five years for any new director) and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees themselves.

(2)                                 Mr. Rubin holds options to purchase 40,000 Common Shares. Mr. Rubin holds 20,000 share units in accordance with the Company’s Share Unit Plan (the “Share Units”).

(3)                                 Of the 73,799 Common Shares over which Mr. Geyer exercises control, 16 Common Shares are held in the name of PNG Enterprise Foundation, a company in which Mr. Geyer is a majority shareholder; and 450 Common Shares are held in the name of Quimby Investments (VCC) Ltd., a company in which Mr. Geyer is a majority shareholder. Mr. Geyer holds options to purchase 40,000 Common Shares. Mr. Geyer holds 20,000 Share Units.

(4)                                 Mr. Janzen holds options to purchase 40,000 Common Shares. Mr. Janzen holds 20,000 Share Units.

(5)                                 Mr. Radow holds options to purchase 20,000 Common Shares. Mr. Radow holds 5,000 Share Units.

(6)                                 Mr. Marko holds options to purchase 40,000 Common Shares. Mr. Marko holds 20,000 Share Units.

(7)                                 Mr. Colen holds options to purchase 300,000 Common Shares. Mr. Colen holds 200,000 Share Units.

(8)                                 Member of the Audit and Strategic Activities Committee (the “Audit and Strategic Activities Committee”) of the Board.

(9)                                 Member of the compensation committee (the “Compensation Committee”) of the Board.

(10)                          Member of the CGNC of the Board.

None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.

Director Biographies

Steven Rubin — Chairman of the Board and Director

Mr. Rubin is Chairman of the Board. Mr. Rubin has served as Executive Vice President — Administration of OPKO since May 2007 and as a director of OPKO Health Inc. since February 2007. Mr. Rubin currently serves on the board of directors of Red Violet Inc. (NASDAQ:RDVT), a leading provider of information and analytical solutions, Non Invasive Monitoring Systems, Inc. (OTCBB:NIMU), a medical device company, Cocrystal Pharma, Inc. (NASDAQ: COCP), a biotechnology company developing new treatments for viral diseases, Chromadex Corporation (NASDAQ: CDXC), an integrated, global nutraceutical company devoted to improving the way people age, and Eloxx Pharmaceuticals, Inc.(NASDAQ:ELOX), a clinical stage company developing RNA-modulating drug candidates which discovers and develops next generation biologics for the treatment of cancer and immunological diseases, and. Mr. Rubin previously served as a director of Castle Brands, Inc., a developer and marketer of premium brand spirits Dreams, Inc., a vertically integrated sports licensing and products company, Safestitch Medical, Inc. prior to its merger with TransEnterix, Inc., SciVac Therapeutics, Inc. prior to its merger with VBI Vaccines, Inc., Tiger X Medical, Inc. prior to its merger with BioCardia, Inc., and PROLOR Biotech, Inc., prior to its acquisition by OPKO in August 2013. Mr. Rubin was elected to the Board on July 1, 2008. He is a resident of the state of Florida, United States. Mr. Rubin is also a member of the Company’s Audit and Strategic Activities Committee.

Paul Geyer — Director

Mr. Geyer has served on the Board since November 2, 2000 and is a resident of British Columbia, Canada. In addition, Mr. Geyer is a member of the Audit and Strategic Activities Committee. Mr. Geyer was President and Chief Executive Officer of the Company until July 1, 2008.

From June 2009 to January 2019, Mr. Geyer has been Executive Chair of the board of directors of LightIntegra Technology Inc., a private medical device company focused on the development of the ThromboLux technology, used as a point of care device to determine platelet quality for blood transfusions. From June 2009 to March 2017, Mr. Geyer was Chief Executive Officer of LightIntegra Technology Inc. Mr. Geyer has been a director of TIMIA Capital Corporation (TSXV: TCA) since March 2019.

Mr. Geyer is currently the Chief Executive Officer of Discovery Parks and Nimbus Synergies, focused on investment in the growth of Health Technology companies in BC. He is also an active angel investor and supporter of local technology and life sciences firms. Mr. Geyer is on the board of directors of several private Health Technology companies. Mr. Geyer is also a Partner and past Chairman of BC Social Venture Partners. In April 2011, Mr. Geyer was awarded the LifeSciences BC Leadership Award.

Douglas Janzen — Director

Mr. Janzen has been involved in the life sciences industry for the past 20 years. He is currently the CEO of Northview Ventures, an entity which invests in, and provides strategic advisory services to, a number of technology companies predominately in the life sciences industry. Mr. Janzen has also been Chairman of Lexington Biosciences., a company listed on the TSXV, since January 2017. Mr. Janzen has also been a director of Perimeter Medical Imaging AI Inc. since 2014, a company that listed on the TSXV in July 2020 (TSXV: NW). Most Recently, Mr. Janzen has taken the position of CEO of Aequus Pharmaceuticals Inc., which listed on the TSXV on March 17, 2015. Mr. Janzen was originally elected to the Board on June 2,

2005 and is a resident of British Columbia, Canada. In addition, Mr. Janzen is a member of the Company’s Audit and Strategic Activities and Compensation Committees.

Previously, he was President and CEO of Cardiome Pharma Corp. (“Cardiome”), a Nasdaq-listed drug development company that completed an C$800 million licensing deal with subsidiaries of Merck & Co. and saw its lead product approved in Europe in 2010. Prior to his involvement with Cardiome, Mr. Janzen was an investment banker with Cormark Securities Inc., a Toronto-based investment bank, acting as Managing Director of Life Sciences. Mr. Janzen is the past Chairman of Life Sciences British Columbia, has served as a director of Biotech Canada, and sits as a director on a number of public and private boards. Mr. Janzen is a past winner of Vancouver’s “Top 40 under 40” award.

Norman Radow — Director

On September 16, 2019, Norman Radow, Managing Partner at Strul, a leading investment firm, was appointed to the Board. In addition to his duties as a Managing Partner at Strul, Mr. Radow founded the RADCO Companies, an opportunistic real estate investment group specializing in the acquisition and repositioning of multifamily assets, in 1994. In 2006, RADCO became a nationally recognized workout company and then oversaw much of the Lehman bankruptcy estate residential portfolio from 2008 through 2010. Today, RADCO owns approximately 17,000 apartment units in 13 cities across 8 states with an asset value in excess of $2 billion and has approximately 500 employees. In both 2017 and 2018, RADCO was named one of the fastest growing private companies in Atlanta by the Atlanta Business Chronicle, one of the fastest growing mid-market companies in the state of Georgia by the Association for Corporate Growth, and one 82 of the fastest growing companies in the nation by Inc. 5000. In 2018, Norman was recognized as one of the Most Admired CEOs in the commercial real estate industry by the Atlanta Business Chronicle. Prior to founding RADCO, Mr. Radow practiced law. He was awarded a Juris Doctor by New York Law School in 1981 and currently serves on its board. Mr. Radow also received a Bachelor of Arts degree from SUNY Plattsburgh in 1978. Mr. Radow is a member of the Company’s Governance and Nominating Committee.

Alexei Marko — Director

Alexei Marko’s almost 25 years of experience in the medical device field spans product development, sales and marketing and executive management. Mr. Marko is actively involved in leadership, advisory and directorship positions with a number of privately held medical device companies. Mr. Marko held management positions with Neovasc’s predecessor companies since 1999 and assumed the role of CEO in 2008 in conjunction with the company’s expansion and restructuring. Mr. Marko was appointed to the Board on June 12, 2003 and is a resident of British Columbia, Canada. Mr. Marko resigned from his position as Chief Executive Officer of Neovasc in January 2018. He is a member of the CGNC.

In October 2007, Mr. Marko was appointed President and Chief Operating Officer of Medical Ventures Corp. (MEV), a predecessor company. Previously, Mr. Marko was the Vice President and Chief Operating Officer and Vice President, Development and Engineering of MEV.

Mr. Marko is a listed inventor on a number of issued or pending patents related to medical technologies. He is also a registered professional engineer and sits on the board of directors for the Medical Device Development Centre in Vancouver. In 2005, he was named one of Business in Vancouver’s “Top Forty Under 40” in recognition of his achievements.

Mr. Marko completed both his B.A.Sc. (Hons) at Queen’s University and an M.A.Sc. in electrical engineering at the University of British Columbia, specializing in medical device development.

Fred Colen — President, Chief Executive Officer

Fred Colen has over 40 years of experience in the medical device field spans product development, sales and marketing and executive management. Mr. Colen has held management positions with Neovasc since January 2018. Mr. Colen is a resident of Florida, United States.

Fred Colen has contributed to many significant turnarounds in his career, including the post-acquisition Guidant Company, which became the CRM division of Boston Scientific Corporation (“Boston Scientific”), a firm with which he held progressively senior executive roles over 11 years, including Chief Technology Officer from 2001-2008 and Member of the Executive Committee from 2001-2010. During his tenure at Boston Scientific, Mr. Colen is credited with numerous successes. As President of the company’s Cardiac Rhythm Management (CRM) Group his team regained trust and confidence in the division’s implantable pacemakers, leads, defibrillators and re-synchronization devices, increasing annual product revenue growth by over 10% in a flat US market and growing global divisional operating income from below 10% to 25% of sales, exceeding the planned annual free cash flow goals. As Chief Technology Officer, he led the development and global commercial launch for the Company’s first- and second-generation implantable drug-eluting coronary stents (the Taxus Express and Taxus Liberte), leading to global market leadership with incremental revenues of $2 billion annually. The Taxus Express market introduction is viewed as one of the most successful launches ever in the medical device industry.

Prior to joining Boston Scientific, Mr. Colen, in his role as Executive Vice President in the Pacesetter division, played a key role in the execution of St. Jude Medical’s diversification strategy, which resulted in its evolution from a successful heart valve company to a broad-based medical device company with a highly successful cardiac rhythm management business. In addition to restructuring organizational processes, he introduced the “Fast Cycle Time” approach in R&D to reduce development cycle times and optimize timing of new product introductions and manufacturing processes. During this time period, St. Jude also achieved a sharp increase in European sales through business focus, additional sales capacity, and marketing campaigns.

Mr. Colen also served as the President and Chief Executive Officer of BeneChill, building its early stage business in Europe and developing its clinical, regulatory and marketing strategy for the US market. He oversaw financing rounds E and F before the company was acquired by a Swedish firm that specializes in brain cooling.

Mr. Colen has also held a number of board directorships or Advisory roles, including Mölnlycke Healthcare, Biim Ultrasound, and is currently a director of GTX Medical, a private medical device company. He served on the board of Middle Peak Medical, a company developing a mitral valve replacement device, until its acquisition by Symetis, which in turn was acquired by Boston Scientific.

Cease Trade Orders and Bankruptcies

No proposed director of the Company is, as of the date of this Management Information Circular, or has been, within the ten years prior to the date hereof, a director or chief executive officer or chief financial officer of any company (including the Company) that: (i) was subject to an order that was issued while the proposed director was acting as a director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director of the Company is, at the date of this Management Information Circular, or has been within ten years before the date of this Management Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties and Sanctions

No proposed director of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Individual Bankruptcies

No proposed director of the Company has, within the ten years before the date of this Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

APPOINTMENT OF AUDITOR

Grant Thornton LLP, Chartered Accountants, Suite 1600, 333 Seymour Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at remuneration to be fixed by the directors.

To be approved, the resolution must be passed by a majority of the votes cast by the holders of Common Shares at the Meeting.  Management recommends a vote “for” in respect of the resolution approving the appointment of the auditor and authorizing the directors to fix the auditor’s remuneration.

APPROVAL OF SHARE UNIT PLAN

At the Meeting, shareholders will be asked to consider, and if thought fit, pass with or without amendment, an ordinary resolution set forth below (the “Share Unit Plan Resolution”) to ratify, confirm and approve the Company’s share unit plan (the “Share Unit Plan”), including amendments thereto, and to reserve Common Shares from treasury for issuance pursuant to the settlement of Share Units under the Share Unit Plan.

The Share Unit Plan was adopted by the Board on December 2, 2019 and amended on February 20, 2020 and July 28, 2020. The Company’s Share Unit Plan was adopted to assist the Company in the recruitment and retention of highly qualified employees, directors and eligible consultants by providing a means to reward performance, to motivate participants under the Share Unit Plan to achieve important corporate and personal objectives and, through the proposed issuance by the Company of Common Shares under the Share Unit Plan, to better align the interests of participants with the long-term interests of shareholders.

Since the value of Share Units increases or decreases with the price of the Common Shares, Share Units reflect a philosophy of aligning the interests of executives with those of the Shareholders by tying compensation to share price performance. In addition, Share Units assist in the retention of qualified and experienced executives by rewarding those individuals who make a long-term commitment.

Particulars of the Share Unit Plan

A summary of certain provisions of the Share Unit Plan is set out below. This summary is qualified in its entirety by the full text of the Share Unit Plan which is attached as Schedule B to this Circular.

Administration

The Share Unit Plan is administered by the Compensation Committee or such other committee of the Board as may be designated by the Board. Employees, directors and eligible consultants of the Company and its designated subsidiaries are eligible to participate in the Share Unit Plan. In accordance with the terms of the Share Unit Plan, the Company, under the authority of the Board through the Committee, will approve those employees, directors and eligible consultants who are entitled to receive Share Units and the number of Share Units to be awarded to each participant. Share Units awarded to participants are credited to them by means of an entry in a notional account in their favour on the books of the Company. Each Share Unit awarded conditionally entitles the participant to receive one Common Share upon attainment of the share unit vesting criteria.

Granting and Vesting of Share Units

The vesting of Share Units is conditional upon the expiry of time-based vesting conditions, performance-based vesting conditions or a combination of the two. The duration of the vesting period, performance criteria and other vesting terms applicable to the grant of the Share Units will be determined at the time of the grant by the Committee.

Once the Share Units vest, the participant is entitled to receive the equivalent number of underlying Common Shares. Share Units will be settled through the issuance of the Common Shares from treasury. The Share Units may be settled on the payout date, which will be determined by the Committee at the time of the grant, which in any event will be no later than the expiry date for such Share Units. The expiry date of Share Units will be determined by the Committee at the time of grant. However, the maximum term for all Share Units is two years after the participant ceases to be an employee or eligible consultant of the Company. All unvested or expired Share Units are available for future grants. The outstanding Share Units shall become vested upon a disposition of either Reducer or Tiara.

Common Shares Reserved for Issuance Under the Share Unit Plan

The maximum number of Common Shares which may be reserved, set aside and made available for issuance under the Share Unit Plan will not exceed 5% of the number of issued and outstanding shares. As of July 28, 2020, there were 776,000 Share Units outstanding, representing 4.8% of the Company’s issued and outstanding common shares, leaving 36,465 Share Units available for grant, representing 0.2% of the Company’s issued and outstanding common shares. 94,406 of the 776,000 Share Units outstanding were granted pursuant to the employment inducement exception set out in subsection 613(c) of the TSX Company Manual and will be governed by the Share Unit Plan upon shareholder approval of such plan, but will not be subject to shareholder approval.

The Share Unit Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the Share Unit Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 10% of the total number of outstanding Common Shares. In addition, the maximum number of Common Shares issued to insiders under the Share Unit Plan, together with any Common Shares issued to insiders pursuant to any other security-based compensation arrangement of the Company within any one year period, will not exceed 10% of the total number of outstanding Common Shares.

Change of Control/Cessation of Employment

All outstanding Share Units will become vested Share Units on any Change of Control (as defined in the Share Unit Plan) and the payout date in connection with such participant’s vested Share Units will be accelerated to the date of such Change of Control and the Company will issue Common Shares to participants as soon as practicable following such Change of Control.

Unless otherwise determined by the Company in accordance with the Share Unit Plan, Share Units which have not vested on a participant’s termination date shall terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, in such case, at the Company’s discretion (unless otherwise provided in the applicable grant agreement), all or a portion of such participant’s Share Units may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Company in its sole discretion. All forfeited Share Units are available for future grants.

Transferability of Share Units

Share Units are not assignable or transferable other than by operation of law, except, if and on such terms as the Company may permit, to a spouse or minor children or grandchildren or a personal holding company or family trust controlled by a participant, the sole shareholders or beneficiaries of which, as the case may be, are any combination of the participant, the participant’s spouse, minor children or minor grandchildren, and after the participant’s lifetime shall enure to the benefit of and be binding upon the participant’s designated beneficiary, on such terms and conditions as are appropriate for such transfers.

Amendments to the Share Unit Plan

The Board may, without notice, at any time and from time to time, without shareholder approval, amend the Share Unit Plan or any provisions thereof or make amendments to Share Units granted under the Plan in such manner as the Board, in its sole discretion, determines appropriate including, without limitation:

(a)                                           for the purposes of making formal minor or technical modifications to any of the provisions of the Share Unit Plan;

(b)                                           to correct any ambiguity, defective provision, error or omission in the provisions of the Share Unit Plan;

(c)                                            to change the vesting provisions of Share Units;

(d)                                           to change the termination provisions of Share Units or the Share Unit Plan that does not entail an extension beyond the original expiry date of the Share Unit;

(e)                                            to preserve the intended tax treatment of the benefits provided by the Share Unit Plan, as contemplated therein; or

(f)                                             any amendments necessary or advisable because of any change in applicable laws;

provided, however, that:

(g)                                            no such amendment of the Share Unit Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the Share Unit Plan; and

(h)                                           Shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

(i)                                    an increase in the maximum number of Common Shares issuable pursuant to the Share Unit Plan other than as already contemplated in the Share Unit Plan;

(ii)                                 an extension of the expiry date for Share Units granted to insiders under the Share Unit Plan;

(iii)                              other types of compensation through Common Share issuance;

(iv)                             expansion of the rights of a participant to assign Share Units beyond what is currently permitted in the Share Unit Plan;

(v)                                the addition of new categories of participants, other than as already contemplated in the Share Unit Plan;

(vi)                             an amendment to the number of Share Units which may be granted to non-employee directors; or

(vii)                          an amendment to the amendment provisions of the Share Unit Plan.

Share Unit Plan Resolution

Pursuant to the rules of the TSX, the Share Unit Plan Resolution must be passed by a majority of the votes cast by shareholders.

Management recommends a vote “for” in respect of the Share Unit Plan Resolution approving the Share Unit Plan.

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.                                      The Share Unit Plan, substantially in the form appended to the Company’s Management Information Circular in respect of the Company’s 2020 Annual General Meeting of Shareholders, is hereby adopted and approved.

2.                                      The Company be hereby approved and authorized to reserve, set aside and make common shares available for issuance pursuant to the Share Unit Plan until September 3, 2023, unless such Share Unit Plan is once again approved by the Company’s shareholders between such date and the date hereof.

3.                                      Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to executed and deliver all such documents, instruments and assurances as in the opinion of such director or officer may be necessary or desirable to give effect to the foregoing resolutions.”

APPROVAL OF SHARE UNIT GRANTS

At the Meeting, shareholders will be asked to consider, and if thought fit, to pass with or without amendment, an ordinary resolution (the “Share Unit Grant Resolution”) as set forth below to ratify, confirm and approve previous grants of Share Units in accordance with the terms of the Share Unit Plan and the respective grant agreements, for an aggregate of up to 681,594 common shares of the Company, to certain directors, officers, employees and consultants or the Company.

In order to properly incentivize and compensate certain existing and new directors, officers, employees and consultants, and align such persons’ interests with those of the Company and its shareholders, the Board granted an aggregate of 681,594 Share Units (collectively, the “New Share Units”) under the Share Unit Plan to such individuals and on such terms as set out in the table below.

Name of Grantee	Date of Grant	Vesting Date	Expiry Date	Number of Share Units
Bill Little	December 2, 2019	1/3 on December 2, 2020 1/3 on December 2, 2021 1/3 on December 2, 2022	December 2 2022	58,550
Vicki Bebeau	January 23, 2020	1/3 on January 23, 2021 1/3 on January 23, 2022 1/3 on January 23, 2023	January 23, 2023	5,000
Aaron Chalekian	January 23, 2020	1/3 on January 23, 2021 1/3 on January 23, 2022 1/3 on January 23, 2023	January 23, 2023	5,000
Fred Colen	January 23, 2020	1/3 on January 23, 2021 1/3 on January 23, 2022 1/3 on January 23, 2023	January 23, 2023	35,000
Bill Little	January 23, 2020	1/3 on January 23, 2021 1/3 on January 23, 2022 1/3 on January 23, 2023	January 23, 2023	10,000
John Panton	January 23, 2020	1/3 on January 23, 2021 1/3 on January 23, 2022 1/3 on January 23, 2023	January 23, 2023	5,000
Non-Insiders	January 23, 2020	1/3 on January 23, 2021 1/3 on January 23, 2022 1/3 on January 23, 2023	January 23, 2023	50,000
Vicki Bebeau	February 20, 2020	1/3 on February 20, 2021 1/3 on February 20, 2022 1/3 on February 20, 2023	February 20, 2023	10,000
Aaron Chalekian	February 20, 2020	1/3 on February 20, 2021 1/3 on February 20, 2022 1/3 on February 20, 2023	February 20, 2023	10,000
Christopher Clark	February 20, 2020	1/3 on February 20, 2021 1/3 on February 20, 2022 1/3 on February 20, 2023	February 20, 2023	35,000

Name of Grantee	Date of Grant	Vesting Date	Expiry Date	Number of Share Units
Fred Colen	February 20, 2020	1/3 on February 20, 2021 1/3 on February 20, 2022 1/3 on February 20, 2023	February 20, 2023	60,000
Paul Geyer	February 20, 2020	1/3 on February 20, 2021 1/3 on February 20, 2022 1/3 on February 20, 2023	February 20, 2023	10,000
Doug Janzen	February 20, 2020	1/3 on February 20, 2021 1/3 on February 20, 2022 1/3 on February 20, 2023	February 20, 2023	10,000
Alexei Marko	February 20, 2020	1/3 on February 20, 2021 1/3 on February 20, 2022 1/3 on February 20, 2023	February 20, 2023	10,000
John Panton	February 20, 2020	1/3 on February 20, 2021 1/3 on February 20, 2022 1/3 on February 20, 2023	February 20, 2023	10,000
Steven Rubin	February 20, 2020	1/3 on February 20, 2021 1/3 on February 20, 2022 1/3 on February 20, 2023	February 20, 2023	10,000
Non-Insiders	February 20, 2020	1/3 on February 20, 2021 1/3 on February 20, 2022 1/3 on February 20, 2023	February 20, 2023	55,000
Paul Geyer	June 22, 2020	1/3 on June 22, 2021 1/3 on June 22, 2022 1/3 on June 22, 2023	June 22, 2023	10,000
Alexei Marko	June 22, 2020	1/3 on June 22, 2021 1/3 on June 22, 2022 1/3 on June 22, 2023	June 22, 2023	10,000
Doug Janzen	June 22, 2020	1/3 on June 22, 2021 1/3 on June 22, 2022 1/3 on June 22, 2023	June 22, 2023	10,000
Steven Rubin	June 22, 2020	1/3 on June 22, 2021 1/3 on June 22, 2022 1/3 on June 22, 2023	June 22, 2023	10,000
Norman Radow	June 22, 2020	1/3 on June 22, 2021 1/3 on June 22, 2022 1/3 on June 22, 2023	June 22, 2023	5,000

Name of Grantee	Date of Grant	Vesting Date	Expiry Date	Number of Share Units
Fred Colen	June 22, 2020	1/3 on June 22, 2021 1/3 on June 22, 2022 1/3 on June 22, 2023	June 22, 2023	105,000
Chris Clark	June 22, 2020	1/3 on June 22, 2021 1/3 on June 22, 2022 1/3 on June 22, 2023	June 22, 2023	17,000
Bill Little	June 22, 2020	1/3 on June 22, 2021 1/3 on June 22, 2022 1/3 on June 22, 2023	June 22, 2023	2,044
John Panton	June 22, 2020	1/3 on June 22, 2021 1/3 on June 22, 2022 1/3 on June 22, 2023	June 22, 2023	16,000
Aaron Chalekian	June 22, 2020	1/3 on June 22, 2021 1/3 on June 22, 2022 1/3 on June 22, 2023	June 22, 2023	16,000
Vicki Bebeau	June 22, 2020	1/3 on June 22, 2021 1/3 on June 22, 2022 1/3 on June 22, 2023	June 22, 2023	16,000
Non-Insiders	June 22, 2020	1/3 on June 22, 2021 1/3 on June 22, 2022 1/3 on June 22, 2023	June 22, 2023	76,000
TOTAL Share Units				681,594

The New Share Units cannot be vested to their respective holders unless and until the grants thereof are ratified, confirmed and approved by the Company’s shareholders at the Meeting.

Share Unit Grants Resolution

Pursuant to the rules of the TSX, the Share Unit Grant Resolution must be passed by a majority of the votes cast by shareholders. If the Share Unit Grant Resolution is not approved by shareholders at the Meeting, the New Share Units will automatically be cancelled on the one year anniversary of their grant date, unless approved by shareholders prior to such time.

Management recommends a vote “for” in respect of the Share Unit Grants Resolution approving the previous grants of Share Units.

“BE IT RESOLVED AS AN ORDINARY RESOLUTION, with votes of certain insiders and their associates excluded therefrom, THAT:

1.              The grant of share units under the share unit plan of Neovasc Inc. (the “Company”), dated December 2, 2019, as amended on February 20, 2020, as further amended on July 28, 2020,

exercisable for an aggregate of up to 681,594 common shares of the Company, to such individuals and on such terms as set out in the table below, be and is hereby ratified, confirmed and approved:

Name of Grantee	Date of Grant	Vesting Date	Expiry Date	Number of Share Units
Bill Little	December 2, 2019	1/3 on December 2, 2020 1/3 on December 2, 2021 1/3 on December 2, 2022	December 2 2022	58,550
Vicki Bebeau	January 23, 2020	1/3 on January 23, 2021 1/3 on January 23, 2022 1/3 on January 23, 2023	January 23, 2023	5,000
Aaron Chalekian	January 23, 2020	1/3 on January 23, 2021 1/3 on January 23, 2022 1/3 on January 23, 2023	January 23, 2023	5,000
Fred Colen	January 23, 2020	1/3 on January 23, 2021 1/3 on January 23, 2022 1/3 on January 23, 2023	January 23, 2023	35,000
Bill Little	January 23, 2020	1/3 on January 23, 2021 1/3 on January 23, 2022 1/3 on January 23, 2023	January 23, 2023	10,000
John Panton	January 23, 2020	1/3 on January 23, 2021 1/3 on January 23, 2022 1/3 on January 23, 2023	January 23, 2023	5,000
Non-Insiders	January 23, 2020	1/3 on January 23, 2021 1/3 on January 23, 2022 1/3 on January 23, 2023	January 23, 2023	50,000
Vicki Bebeau	February 20, 2020	1/3 on February 20, 2021 1/3 on February 20, 2022 1/3 on February 20, 2023	February 20, 2023	10,000
Aaron Chalekian	February 20, 2020	1/3 on February 20, 2021 1/3 on February 20, 2022 1/3 on February 20, 2023	February 20, 2023	10,000
Christopher Clark	February 20, 2020	1/3 on February 20, 2021 1/3 on February 20, 2022 1/3 on February 20, 2023	February 20, 2023	35,000
Fred Colen	February 20, 2020	1/3 on February 20, 2021 1/3 on February 20, 2022 1/3 on February 20, 2023	February 20, 2023	60,000
Paul Geyer	February 20, 2020	1/3 on February 20, 2021 1/3 on February 20, 2022 1/3 on February 20, 2023	February 20, 2023	10,000
Doug Janzen	February 20, 2020	1/3 on February 20, 2021 1/3 on February 20, 2022 1/3 on February 20, 2023	February 20, 2023	10,000
Alexei Marko	February 20, 2020	1/3 on February 20, 2021 1/3 on February 20, 2022 1/3 on February 20, 2023	February 20, 2023	10,000

Name of Grantee	Date of Grant	Vesting Date	Expiry Date	Number of Share Units
John Panton	February 20, 2020	1/3 on February 20, 2021 1/3 on February 20, 2022 1/3 on February 20, 2023	February 20, 2023	10,000
Steven Rubin	February 20, 2020	1/3 on February 20, 2021 1/3 on February 20, 2022 1/3 on February 20, 2023	February 20, 2023	10,000
Non-Insiders	February 20, 2020	1/3 on February 20, 2021 1/3 on February 20, 2022 1/3 on February 20, 2023	February 20, 2023	55,000
Paul Geyer	June 22, 2020	1/3 on June 22, 2021 1/3 on June 22, 2022 1/3 on June 22, 2023	June 22, 2023	10,000
Alexei Marko	June 22, 2020	1/3 on June 22, 2021 1/3 on June 22, 2022 1/3 on June 22, 2023	June 22, 2023	10,000
Doug Janzen	June 22, 2020	1/3 on June 22, 2021 1/3 on June 22, 2022 1/3 on June 22, 2023	June 22, 2023	10,000
Steven Rubin	June 22, 2020	1/3 on June 22, 2021 1/3 on June 22, 2022 1/3 on June 22, 2023	June 22, 2023	10,000
Norman Radow	June 22, 2020	1/3 on June 22, 2021 1/3 on June 22, 2022 1/3 on June 22, 2023	June 22, 2023	5,000
Fred Colen	June 22, 2020	1/3 on June 22, 2021 1/3 on June 22, 2022 1/3 on June 22, 2023	June 22, 2023	105,000
Chris Clark	June 22, 2020	1/3 on June 22, 2021 1/3 on June 22, 2022 1/3 on June 22, 2023	June 22, 2023	17,000
Bill Little	June 22, 2020	1/3 on June 22, 2021 1/3 on June 22, 2022 1/3 on June 22, 2023	June 22, 2023	2,044
John Panton	June 22, 2020	1/3 on June 22, 2021 1/3 on June 22, 2022 1/3 on June 22, 2023	June 22, 2023	16,000
Aaron Chalekian	June 22, 2020	1/3 on June 22, 2021 1/3 on June 22, 2022 1/3 on June 22, 2023	June 22, 2023	16,000
Vicki Bebeau	June 22, 2020	1/3 on June 22, 2021 1/3 on June 22, 2022 1/3 on June 22, 2023	June 22, 2023	16,000
Non-Insiders	June 22, 2020	1/3 on June 22, 2021 1/3 on June 22, 2022 1/3 on June 22, 2023	June 22, 2023	76,000
TOTAL Share Units	681,594

2.              Any one director or officer of the Company is authorized and directed on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments, and do all such other acts and things that may be necessary or desirable to give effect to the foregoing resolutions.”

CORPORATE GOVERNANCE

General

Corporate governance refers to the policies and structure of the board of directors of a corporation, whose members are elected by and are accountable to the shareholders of the corporation. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the “CSA”) have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”), which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

Board of Directors

The Board currently consists of six directors: Paul Geyer, Alexei Marko, Doug Janzen, Steven Rubin (Chairman of the Board), Norman Radow and Fred Colen.

The Board approved a board mandate on April 29, 2014 (the “Board Mandate”). The Board Mandate requires that the Board meet as required, but at least once a quarter. In addition, management provides updates to the Board as needed between Board meetings. Depending on the level of activity, the Board will meet on an ad hoc basis where necessary to provide input and guidance to management. In general, management consults with the Board frequently and the Board is well informed regarding the Company’s affairs.

The Board Mandate requires that the Board be comprised of a majority of “independent” directors. Paul Geyer, Doug Janzen, Steven Rubin and Norman Radow are independent directors as defined in NI 58-101 and National Instrument 52-110 Audit Committees (“NI 52-110”) and the TSX Company Manual. Alexei Marko (an executive officer of the Company in the last three years) and Fred Colen (President and CEO) are deemed not to be independent directors of the Company. As such, the Board is currently 67% independent. Therefore, if all of the nominees are elected to the Board, the Board will be 67% independent immediately following the Meeting.

The Board Mandate requires that the independent directors meet as required without non-independent directors and management, but at least once quarterly. Additionally, where necessary, the Board strikes special committees of independent directors to deal with matters requiring independence. The Board Mandate requires that the Board maintain a supervisory role over management, and requires that the Board will:

(a)                                 to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer (“CEO”) and other executive officers and that all such executive officers are creating a culture of integrity throughout the Company;

(b)                                 ensure that the CEO is appropriately managing the business of the Company;

(c)                                  ensure appropriate succession planning is in place;

(d)                                 establish corporate objectives for the CEO annually and evaluate the performance of the CEO against these corporate objectives;

(e)                                  consider and approve major business initiatives and corporate transactions proposed by management; and

(f)                                   ensure the Company has internal control and management information systems in place.

Composition of the Board is such that a majority of the independent directors have significant experience in corporate affairs. As a result, these Board members are able to provide significant and valuable independent supervision over management.

The complete text of the Board Mandate is attached as Schedule “A” hereto.

2019 Attendance Record

The table below shows the number of Board meetings each director attended in 2019.

Name of Director	Number of Meetings Attended	Percentage Attendance
Paul Geyer	4 of 4	100%
Alexei Marko	4 of 4	100%
Douglas Janzen	4 of 4	100%
Steven Rubin	4 of 4	100%
Norman Radow	1 of 1	100%
Fred Colen	4 of 4	100%

Directorships

The following directors of the Company are also directors of other reporting issuers as set out below:

Name of Director	Name of Reporting Issuer	Name of Exchange Listed On
Paul Geyer	TIMIA Capital Corporation	TSXV
Douglas Janzen	Aequus Pharmaceuticals Inc. Lexington Biosciences Inc. Perimeter Medical Imaging AI Inc.	TSXV TSXV TSXV
Steven Rubin	Cocrystal Pharma, Inc. Chromadex Corporation Non Invasive Monitoring Systems, Inc. OPKO Health, Inc. Eloxx Pharmaceuticals, Inc. Red Violet, Inc.	NASDAQ NASDAQ OTCBB NASDAQ NASDAQ NASDAQ

Orientation and Continuing Education

The Board Mandate requires the Board to develop a process for the orientation and education of new members of the Board and support continuing education opportunities for all members of the Board. In addition, the CGNC has a written Mandate (the “CGNC Mandate”), which requires that the CGNC:

(g)                                  ensure that a process is established for the orientation and education of new directors, to both the nature and operation of the Company’s business and their responsibilities and duties as directors (including the contribution individual directors are expected to make and the commitment of time and resources that the Company expects from its directors); and

(h)                                 ensure that the directors receive adequate information and continuing education opportunities on an on-going basis to enable them to maintain their skills and abilities as directors and to ensure their knowledge and understanding of the Company’s business remains current.

Most Board meetings are held by conference call, often including presentations by various functional areas, to give Board members additional insight into the business.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) governing directors, executive officers and employees of the Company and its subsidiaries, which sets forth basic standards of ethical and legal behavior and provides mechanisms for known or suspected ethical or legal violations. A copy of the Code was filed on the Company’s SEDAR profile at www.sedar.com on May 15, 2014. The Board monitors compliance with the Code by ensuring that all employees have read and understood the Code and by charging management with bringing to the Board’s attention any issues that arise with respect to the Code.

In addition, the Board has adopted a Whistleblower Policy and process, which allows for anonymous submission of complaints or issues relating to the Code or to any accounting or financial improprieties that may arise.

The Company also has a Disclosure Policy (the “Disclosure Policy”) that is required to be followed by members of the Board, executive officers, and employees. The Disclosure Policy seeks to ensure that material information about the Company is communicated in a timely, factual and accurate manner, and broadly disseminated in accordance with applicable legal and regulatory requirements. The Disclosure Policy also establishes trading restrictions and blackout periods applicable to the Company’s directors, executive officers, employees, and certain other persons as described in the Disclosure Policy.

The Company has also adopted a Harassment Policy which seeks to provide a safe and respectful work environment that is free from harassment by, among other things, providing mechanisms through which harassing behavior may be reported, investigated and addressed.

Nomination of Directors

The process of nominating new directors to the Board involves the CGNC, the Board and management. The Board Mandate requires that appointments to the Board be reviewed on an annual basis. The CGNC Mandate requires that the CGNC identify, in consultation with the CEO, and recommend new directors with appropriate skills to the Board. The CGNC must assess whether each of the candidates so identified will be an independent director. In making its recommendations, the CGNC is required to consider:

(a)           the competencies and skills considered necessary for the Board as a whole to possess;

(b)           the competencies and skills that each existing director possesses; and

(c)           the competencies and skills each new nominee will bring to the Board.

In addition, the CGNC considers whether each new nominee can devote sufficient time and resources to his or her duties as a member of the Board. Recommendations made by the CGNC are considered and discussed, and if a candidate looks promising, the CGNC, the Board and management will conduct due diligence on the candidate. If the results are satisfactory, the candidate is invited to join the Board.

The Company currently has two women serving as executive officers or directors of the Company. The Company has not adopted a formal policy for the identification and nomination of female directors on a going forward basis nor has the Company imposed any formal targets for representation on its Board. The Company annually considers the experience and qualifications of its existing directors before nominating directors for re-election but at this time does not have a formal policy that imposes director term limits. When vacancies arise on its Board, the Company thoroughly considers the Board’s current composition, the Board’s needs on a going forward basis, as well as the experience and qualifications of potential nominees. The Company will continue to review its nomination procedures and will consider updating those procedures as necessary.

Compensation

The CEO’s compensation is determined by the Board (excluding the CEO), based on the recommendation of the Compensation Committee. The Compensation Committee mandate (the “Compensation Committee Mandate”) states that the Compensation Committee will, in making its recommendation regarding the CEO’s salary, also review and consider the Company’s corporate goals and objectives and performance.

The Compensation Committee Mandate also tasks the Compensation Committee with reviewing and recommending changes to the compensation of the Board, as necessary, based on the consideration of factors and issues relevant to the Company. Compensation for Board members is determined by the Board as a whole taking into consideration any recommendations of the Compensation Committee.

For further information, see heading “Statement of Executive Compensation — Compensation Discussion and Analysis — Compensation Committee”.

Board and Senior Management Diversity

The CBCA defines members of designated groups (“Designated Group Members”) to mean women, Aboriginal peoples, persons with disabilities and members of visible minorities. The Board has not adopted a written policy or targets relating to the identification and nomination of Designated Group Members as directors or members of senior management, as it does not believe that it is necessary in the case of the Company to have such measures at this time. The Board is committed to nominating the best individuals to fulfill director roles and senior management positions. The Board believes that diversity is important to ensure that Board members and senior management provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management. The Board recognizes that Designated Group Members contribute significantly to diversity and acknowledges the important role that Designated Group Members with appropriate and relevant skills and experience can play in contributing to diversity of perspective in the boardroom and in senior management roles.

Each year, the CGNC reviews the general and specific criteria applicable to candidates to be considered for nomination to the Board. The CGNC aims to maintain the composition of the Board in a way that provides the best mix of skill and experience to guide the Company’s long-term strategy and ongoing business operations. Accordingly, in searches for new directors or members of senior management, the Board considers the level of Designated Group Member representation and diversity within its leadership ranks when considering making director or officer appointments and this is just one of several factors used in such search process.

The table below show the current number and proportion (expressed as a percentage) of Designated Group Members who hold positions on the board of directors and who are members of senior management:

	Directors		Senior Management
	#	%	#	%
Women	0 of 6	0	1 of 6	16.7
Aboriginal Peoples	0 of 6	0	0 of 6	0
Persons with Disabilities	0 of 6	0	0 of 6	0
Members of Visible Minorities	0 of 6	0	0 of 6	0

The CGNC has determined to monitor developments in this area while reviewing the Company’s own practices in order to adopt a policy that is meaningful for the Company.

Compensation

The CEO’s compensation is determined by the Board (excluding the CEO), based on the recommendation of the Compensation Committee. The Compensation Committee mandate (the “Compensation Committee Mandate”) states that the Compensation Committee will, in making its recommendation regarding the CEO’s salary, also review and consider the Company’s corporate goals and objectives and performance.

The Compensation Committee Mandate also tasks the Compensation Committee with reviewing and recommending changes to the compensation of the Board, as necessary, based on the consideration of factors and issues relevant to the Company. Compensation for Board members is determined by the Board as a whole taking into consideration any recommendations of the Compensation Committee.

For further information, see heading “Statement of Executive Compensation — Compensation Discussion and Analysis — Compensation Committee”.

Board Committees

The Board believes that its proper governance and effectiveness in carrying out its duties is greatly enhanced by the use of committees. To assist in the discharge of its responsibilities, the Board has designated three standing committees: the Audit and Strategic Activities Committee, the Compensation Committee and the CGNC. The written mandates governing each of these committees require that the committees be comprised of independent directors.

The Audit and Strategic Activities Committee is currently composed of Paul Geyer (Chairman), Douglas Janzen and Steven Rubin, all of whom are independent directors. All members of the Audit and Strategic Activities Committee are “financially literate” as defined in NI 52-110 and the rules of the Nasdaq. The Audit and Strategic Activities Committee oversees the financial reporting procedures to satisfy itself that there are adequate internal controls over accounting and financial reporting systems. Details regarding the Audit and Strategic Activities Committee can be found in the Company’s Annual Report on 20-F dated March 30, 2020 under the heading “Audit and Strategic Activities Committee Information”.

The Compensation Committee is currently composed of Douglas Janzen (Chairman), Paul Geyer and Steven Rubin, all of whom are independent directors. All members of the Compensation Committee have held senior positions within similar companies or faculties and are familiar with designing and reviewing executive compensation packages through their roles within those companies and faculties.  For further information on the Compensation Committee, see the heading “Statement of Executive Compensation — Compensation Discussion and Analysis — Compensation Committee”.

The CGNC is currently composed of Alexei Marko (Chairman), Norman Radow and Paul Geyer, of whom Norman Radow and Paul Geyer are independent directors. Alexei Marko (an executive officer of the Company in the last three years) is deemed not to be an independent director of the Company. The CGNC is responsible for making recommendations to the Board concerning governance matters pertaining to the shareholders and the Board. Such matters include the establishment and review of the Company’s corporate governance principles and guidelines, orientation and education of directors and the nomination of new directors.

Other Board Committees

The Board has from time to time designated and may in the future designate ad hoc committees to assist in the discharge of its responsibilities. During the most recently completed financial year, the Company did not designate any ad hoc committees.

Assessments

The CGNC Mandate requires that the CGNC be responsible for establishing systems and ensuring that the Board and its committees are performing effectively. At present, the CGNC assesses the effectiveness of the Board and its committees on an ongoing basis.

Position Descriptions

The Board has developed written position descriptions for the Chair of the Board, Chair of the Audit and Strategic Activities Committee, Chair of the Compensation Committee, Chair of the CGNC, and the CEO. These descriptions mandate that the appropriate chairs are responsible for, among other things, ensuring that their applicable corporate body discharges its responsibilities, scheduling and chairing meetings of such body, monitoring the completion of certain other delegated responsibilities and reporting, as applicable, on the activities of such body.

The CEO’s position description is, at a general level, the full responsibility of the day to day operation of the Company’s business in accordance with its strategic plan, budgets and policies. More specifically, the position description includes developing strategy, business plans and budgets to recommend to the Board in order to increase shareholder value, ensuring the Company has an effective management team below the level of CEO, and ensuring the business affairs of the Company are managed appropriately.

STATEMENT OF EXECUTIVE COMPENSATION

The following information is presented in accordance with National Instrument 51-102 — Continuous Disclosure Obligations and Form 51-102F6 — Statement of  Executive Compensation, and sets forth compensation for each NEO (as defined below) and director of the Company during the financial year ending December 31, 2019. All information provided herein is current as of December 31, 2019 unless otherwise stated

Currency

Unless otherwise indicated, all dollar amounts and references to “$” are to US dollars.  All references to “C$” are to Canadian dollars.

Named Executive Officers

The following individuals are defined as “named executive officers” or “NEOs” pursuant to Form 51-102F6 Statement of Executive Compensation:

(a)                                 the Chief Executive Officer (the “CEO”) of Neovasc or any person that acted in a similar capacity during the most recently completed fiscal year;

(b)                                 the Chief Financial Officer (the “CFO”) of Neovasc or any person that acted in a similar capacity during the most recently completed fiscal year;

(c)                                  each of Neovasc’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total compensation was individually more than $150,000 per year. “Executive Officer” means the chairman, and any vice-chairman, president, secretary or any vice-president and any officer of the Company or a subsidiary who performs a policymaking function in respect of the Company; and

(d)                                 each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year

Each of Fred Colen, President and CEO, Chris Clark, Chief Financial Officer (“CFO”) and Secretary, Bill Little, Chief Operating Officer (“COO”), John Panton, Chief Quality Officer (“CQO”), Vicki Bebeau, Vice-President of Clinical and Regulatory Affairs (“VP, CRA”), and Aaron Chalekian, Vice-President, Product Development & Manufacturing Engineering (“VP, PD&E”) is an NEO of the Company for the purposes of this disclosure.

Compensation Discussion and Analysis

The Executive Compensation Program (as defined below) is set to attract and retain the best available talent while efficiently utilizing available resources.  The Company compensates executive management with a package typically including a base salary (“Base Salary”), an incentive compensation plan (“Incentive Compensation”) and equity compensation (“Equity Compensation”) designed to be competitive with comparable employers and to align management’s compensation with the long-term interests of the Company’s shareholders. Incentive Compensation is used as a short-term incentive to achieve Company objectives and Equity Compensation is designed to allow the participants to enjoy the benefits of any increase in Company valuation and share price, should such an increase occur.

The Base Salary, Incentive Compensation and Equity Compensation for the Company’s NEOs were determined by the Compensation Committee. Each of the Compensation Committee members has direct experience that is relevant to his or her responsibilities in executive compensation. The Compensation Committee set the compensation of the NEOs using their combined industry experience. The Compensation Committee delegated to the NEOs the responsibility to set the compensation packages for all other senior management and staff.

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

The Compensation Committee mandate tasks the Compensation Committee with reviewing the Company’s compensation policies on an annual basis to determine whether they are aligned with the Company’s risk management principles and whether they might or are reasonably likely to encourage executives and employees to take excessive risks. In doing so, the Compensation Committee assesses whether the Equity Compensation policy would likely give rise to material risks to the Company. The Company has not identified any risks arising from the Equity Compensation policy that are reasonably likely to have a material adverse effect on the Company.

While there is currently no formal policy prohibiting directors and NEOs from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly by the directors and NEOs, no director or NEO has purchased any such financial instruments as of the date hereof.

Performance Graph

The following table and graph compare the cumulative total shareholder return on $100 invested on Common Shares of the Corporation, with $100 invested in the S&P TSX Composite Index from December 31, 2015 to December 31, 2019 (the Company’s most recent financial year end)

	December 31, 2015	December 31, 2016	December 31, 2017	December 31, 2018	December 31, 2019
Neovasc Inc.	100.00	37.12	12.00	0.133	0.120
S&P TSX Composite Index	100.00	117.51	124.59	110.09	131.20

The trend in overall compensation paid to the NEOs over the last five years has generally not tracked the performance of the market price of the Company’s common shares, nor has it tracked the S&P TSX Composite Index during the period.  The Company has not included market price targets for its common shares as a component of the Company’s executive compensation program and strategy.

Base Salary

The Base Salary is set in comparison to the comparable positions in the market and in the industry. In considering the Base Salary, as well as the other components of executive management’s compensation, the Board takes into consideration the financial condition of the Company.

Stock-Based and Cash-Based Bonuses

For the year ended December 31, 2017, the Compensation Committee continued with a cash-based bonus whereby cash awards up to a maximum of 30% of each NEOs Base Salary were paid based on objectives pertaining to the development of the Tiara and Reducer. The NEOs were awarded 50% of their potential cash-based award for 2016 based on their achievements against the objectives.

For the year ended December 31, 2018, the Compensation Committee continued with a cash-based bonus whereby cash awards up to a maximum of 100% of Fred Colen’s, 70% of Chris Clark and Vicki Bebeau’s and 30% of each remaining NEOs Base Salary were paid based on objectives pertaining to the development of the Tiara and the Reducer.

For the year ended December 31, 2019, the Compensation Committee the Compensation Committee continued with a cash-based bonus whereby cash awards up to a maximum of 100% of Fred Colen’s, 70% of Chris Clark, Bill Little and Vicki Bebeau’s and 30% of each remaining NEOs Base Salary were paid based on objectives pertaining to the development of the Tiara and the Reducer.

The bonuses available and paid to the NEOs during the financial year ended December 31, 2019 were:

NEO	BONUS AVAILABLE		BONUS PAID
Fred Colen (President & CEO)		$401,700		$369,461
Chris Clark (CFO)	C$	245,700	C$	221,130
Bill Little (COO)		$24,231		$23,746
John Panton (CQO)	C$	71,484	C$	64,336
Vicki Bebeau (VP, C&R)		$191,221		$186,440
Aaron Chalekian (VP, PD&E)		$68,046		$61,241

Share Based and Option-Based Awards

The Board maintains the authority to award Equity Compensation, including stock options to purchase common shares (the “Options”) and Share Units pursuant to the Company’s existing amended and restated stock option plan (the “Option Plan”) and the Share Unit Plan, to the Company’s NEOs in such amounts and on such terms as the Board determines in its sole discretion. As discussed elsewhere herein, the Company may reserve up to 15% of the Common Shares issued and outstanding at any time pursuant to the exercise of Options under the Option Plan and 5% of the Common Shares issued and outstanding at any time pursuant to the Share Unit Plan. In determining NEOs’ Equity Compensation, the Compensation Committee reviews each executive’s contribution to the Company’s strategic goals periodically and makes recommendations to the Board. The Board will take factors such as changes in control provisions, performance criteria and previous grants into account in granting these executives’ options and share units. The CEO and CFO were consulted on the grant of Equity Compensation and made recommendations on the grant of Options and Share units, but the actual compensation amount was recommended by the Compensation Committee and approved by the Board. See the heading “Securities Authorized for Issuance under Equity Compensation Plans” for further information regarding the Option Plan and the Share Unit Plan.

Compensation Committee

The Compensation Committee of the Company is composed of Doug Janzen (Chairman), Steve Rubin and Paul Geyer, all of whom are independent directors of the Company. For a detailed description of the relevant experience of each member of the Compensation Committee, please see the section “Compensation Committee Biographies” below. The Compensation Committee provides, on behalf of the Board, detailed review, oversight and approval of the Company’s policies, practices and procedures relating to human resources to ensure ongoing, long-term development and deployment of high-caliber senior management resources. The Compensation Committee:

•                  reviews and makes recommendations to the Board about the objectives, performance and compensation of the CEO;

•                  reviews the recommendations of the CEO regarding:

•                  compensation of the senior executive officers of the Company that report to the CEO;

•                  the compensation policy of the Company (the “Executive Compensation Program”), including internal structure, annual review and relationship to market levels and changes to ensure the relationship between senior management performance and compensation is appropriate; and

•                  significant changes in Company’s benefit plan and human resources policies with emphasis on overall strategy and programs relating to the recruitment, development and retention of personnel; and

•                  issuance of stock options and share units to employees, consultants, and directors; and

•                  reviews overall compensation programs.

Summary Compensation Table

The compensation paid to the NEOs during the Company’s three most recently completed financial years ended December 31, 2017, 2018 and 2019 is summarized as follows:

							Non-equity incentive Plan compensation ($)
Name and Principal Position	Year	Salary ($)		Share- based awards ($)	Option- based awards ($)(2)		Annual Incentive Plans ($)	Long-term incentive plans ($)	Pension Value ($)(4)	All Other Compensation ($)	Total Compensation ($)
Fred Colen	2019	$401,700	(7(	N/A	$765,489	(1)	$369,641	N/A	$8,400	NIL	$1,545,230
President & CEO	2018	$390,000	(7(	N/A	$679,401	(2)	$349,500	N/A	NIL	NIL	$1,418,901
Chris Clark	2019	$270,797	(5)	N/A	$311,371	(1)	$169,695	N/A	NIL	NIL	$751,863
CFO & Secretary	2018	$257,256	(6)	N/A	$216,128	(2)	$153,067	N/A	NIL	NIL	$626,451
	2017	$257,256		N/A	$109,433	(3)	$38,478	N/A	NIL	NIL	$405,167
Bill Little	2019	$300,000		$455,809	N/A		$23,746	N/A	NIL	NIL	$779,555
COO
John Panton	2019	183,833	(5)	N/A	$161,500	(1)	$49,635	N/A	$4,596	NIL	$399,564
CQO	2018	$153,303	(6)	N/A	$134,946	(2)	$35,400	N/A	$3,832	NIL	$327,481
	2017	$124,885		N/A	$84,004	(3)	$36,780	N/A	$3,126	NIL	$248,795
Vicki Bebeau	2019	$263,680		N/A	$156,471	(1)	$186,440	N/A	$6,449	NIL	$624,123
VP, C&R	2018	$263,680		N/A	$137,252	(2)	$92,288	N/A	$6,449	NIL	$499,699
	2017	$256,000		N/A	$218,865	(3)	$36,853	N/A	$4,914	NIL	$516,632

						Non-equity incentive Plan compensation ($)
Name and Principal Position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)(2)		Annual Incentive Plans ($)	Long-term incentive plans ($)	Pension Value ($)(4)	All Other Compensation ($)	Total Compensation ($)
Aaron Chalekian	2019	$214,958	N/A	$161,027	(1)	$61,241	N/A	$6,449	NIL	$455,893
VP, PD&E	2018	$192,200	N/A	$140,959	(2)	$33,000	N/A	$6,449	NIL	$370,608
	2017	$174,635	N/A	$98,512	(3)	$55,530	N/A	$4,063	NIL	$332,740

Notes:

(1)             The Company uses the Black-Scholes option pricing model to calculate the fair value of option-based awards. The model requires six key inputs: risk free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life and expected volatility, all of which, other than the exercise price and market price, are estimates by management of the Company. The fair value was computed using the Black-Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 1.51%; b) expected life of 4 years; c) the price of the stock on the grant date of $4.30; d) expected volatility of 141%; and e) no expected dividend payments.. The Black-Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

(2)             The Company uses the Black-Scholes option pricing model to calculate the fair value of option-based awards. The model requires six key inputs: risk free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life and expected volatility, all of which, other than the exercise price and market price, are estimates by management of the Company. The fair value was computed using the Black-Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 2.24%; b) expected life of 4 years; c) the price of the stock on the grant date of $30.03; d) expected volatility of 72%; and e) no expected dividend payments. The Black-Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

(3)             These numbers are calculated in accordance with IFRS 2 Share-based Payment (pre and post adoption of IFRS) and are the same numbers as used in the Company’s financial statements.

(4)             Amounts equal to RRSP monthly payments by the Company. See “Pension Plan Benefits”.

(5)             This amount was originally paid in Canadian dollars and has been converted into U.S. dollars using the 2019 average annual exchange rate of the Federal Reserve of U.S.$0.7715 per Canadian Dollar

(6)             This amount was originally paid in Canadian dollars and has been converted into U.S. dollars using the 2018 average annual exchange rate of the Federal Reserve of U.S.$0.7329 per Canadian Dollar.

(7)             Mr. Colen did not receive any compensation related to his services as a director of the Company

Outstanding Option-Based and Share-Based Awards

No share-based awards were granted to the NEOs in the most recent financial year. The following table sets out all option-based and share-based awards as at December 31, 2019, for each NEO:

	Option- based Awards					Share-based Awards
Name and Principal Position	Number of securities underlying unexercised options	Option exercise price ($)		Option expiration date	Value of unexercised in- the-money options ($)(1)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Fred Colen	2,000		$630.00	January 24, 2026	NIL	N/A	N/A	N/A
(President & CEO)	250		$60.00	March 31, 2026	NIL	N/A	N/A	N/A
	60,000		$27.20	September 30, 2026	NIL	N/A	N/A	N/A
	25,000		$8.80	December 3, 2026	NIL	N/A	N/A	N/A
	100,000		$4.10	March 26, 2027	$40,250	N/A	N/A	N/A
	12,500		$5.00	May 31, 2027	$2,219	N/A	N/A	N/A
Chris Clark	100	C$	1,900.00	March 31, 2022	NIL	N/A	N/A	N/A
(CFO & Secretary)	300		$630.00	January 24, 2026	NIL	N/A	N/A	N/A
	125		$60.00	March 31, 2026	NIL	N/A	N/A	N/A
	30,000		$27.20	September 30, 2026	NIL	N/A	N/A	N/A
	10,000		$8.80	December 3, 2026	NIL	N/A	N/A	N/A
	50,000		$4.10	March 26, 2027	$20,125	N/A	N/A	N/A
	5,000		$5.00	May 31, 2027	$888	N/A	N/A	N/A
Bill Little	NIL	N/A		N/A	NIL	94,406	$281,330	N/A
(COO)	NIL	N/A		N/A	NIL	58,550	$174,479	N/A
John Panton	50	C$	8,430.00	June 1,2020	NIL	N/A	N/A	N/A
(CQO)	25	C$	7,920.00	July 31, 2020	NIL	N/A	N/A	N/A
	21	C$	5,190.00	December 28, 2020	NIL	N/A	N/A	N/A
	50	C$	1,900.00	March 31, 2022	NIL	N/A	N/A	N/A
	200		$630.00	January 24, 2026	NIL	N/A	N/A	N/A
	75		$60.00	March 31, 2026	NIL	N/A	N/A	N/A
	10,000		$27.20	September 30, 2026	NIL	N/A	N/A	N/A
	5,000		$8.80	December 3, 2026	NIL	N/A	N/A	N/A
	25,000		$4.10	March 26, 2027	$10,063	N/A	N/A	N/A
	7,500		$5.00	May 31, 2027	$1,331	N/A	N/A	N/A
Vicki Bebeau	50	C$	11,760.00	March 27, 2020	NIL	N/A	N/A	N/A
(VP, C&R)	200	C$	1,900.00	March 31, 2022	NIL	N/A	N/A	N/A
	300		$630.00	January 24, 2026	NIL	N/A	N/A	N/A
	125		$60.00	March 31, 2026	NIL	N/A	N/A	N/A
	10,000		$27.20	September 30, 2026	NIL	N/A	N/A	N/A
	5,000		$8.80	December 3, 2026	NIL	N/A	N/A	N/A
	25,000		$4.10	March 26, 2027	$10,063	N/A	N/A	N/A
	7,500		$5.00	May 31, 2027	$1,331	N/A	N/A	N/A
Aaron Chalekian	75	C$	11,111.00	April 16, 2020	NIL	N/A	N/A	N/A
(VP, PD&E)	27	C$	5,190.00	December 28, 2020	NIL	N/A	N/A	N/A
	50	C$	1,900.00	March 31, 2022	NIL	N/A	N/A	N/A
	200		$630.00	January 24, 2026	NIL	N/A	N/A	N/A
	75		$60.00	March 31, 2026	NIL	N/A	N/A	N/A
	10,000		$27.20	September 30, 2026	NIL	N/A	N/A	N/A
	5,000		$8.80	December 3, 2026	NIL	N/A	N/A	N/A
	25,000		$4.10	March 26, 2027	$10,063	N/A	N/A	N/A
	7,500		$5.00	May 31, 2027	$1,331	N/A	N/A	N/A

Notes:

(1)         Value of unexercised in-the-money options is calculated based upon the difference between the market value of the Company’s common shares as at December 31, 2019 (C$5.41closing price on the TSX) and the exercise price of the options.

The vesting periods of the Options granted to Fred Colen, CEO, are as follows:

Options Granted	Grant Date	Vesting Period
2,000	January 24, 2018	25% on the grant date 25% on each of next three anniversaries of the grant date
250	March 31, 2018	25% on the grant date 25% on each of next three anniversaries of the grant date
60,000	September 30, 2018	25% on the grant date 25% on each of next three anniversaries of the grant date
25,000	December 3, 2018	25% on the grant date 25% on each of next three anniversaries of the grant date
100,000	March 26, 2019	25% on the grant date 25% on each of next three anniversaries of the grant date
12,500	May 31, 2019	25% on the grant date 25% on each of next three anniversaries of the grant date

All outstanding Option grants made to the CEO are out-of-the-money and have no realizable value at the Company’s current stock price. At the time that Mr. Colen was appointed as CEO, there was no sign-on Options granted to Mr. Colen and no award of Share Units have been granted as part of his compensation.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table summarizes the value vested or earned under incentive plans for the most recently completed financial year, for each NEO:

Name and principal position	Option-based awards – value vested during the year ($)(1)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Fred Colen (President & CEO)	NIL	N/A	N/A
Chris Clark (CFO & Secretary)	NIL	N/A	N/A
Bill Little (COO)	NIL	N/A	N/A
John Panton (CQO)	NIL	N/A	N/A
Vicki Bebeau (VP, C&R)	NIL	N/A	N/A
Aaron Chalekian (VP, PD&E)	NIL	N/A	N/A

Notes:

(1)         All options are granted at market price.

The following table sets out the burn rate of the Option Plan for the three most recently completed financial years:

Year	Options Granted	Weighted Average Securities Outstanding (000,000)	Weighted Average Exercise Price	Burn Rate
2019	697,150	6,511,672	$4.27	10.71%
2018	366,053	1,416,011	$30.31	25.85%
2017	1,844	81,524	$1,508.00	2.26%

Pension Plan Benefits

The Company does not provide a pension plan for NEOs. The Company matches 50% of the contributions paid by certain NEOs into their Registered Retirement Savings Plans or 401(k) plans in the United States (“RRSP”). Certain NEOs each contribute 7.5% of their salaries to their respective RRSPs and receive a benefit of a 3.75% contribution paid by the Company.

Termination and Change of Control Benefits

Except as follows, the Company has not entered into any contracts, agreements, plans or arrangements that provide payments to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in a NEO’s responsibilities:

1.                                      January 22, 2018, the Company appointed Fred A. Colen as President and Chief Executive Officer. Pursuant to his employment agreement, Mr. Colen is entitled to a base salary, which is $401,700 for the 2019 financial year, a bonus of up to 100% of his salary based on meeting certain operational objectives, 401K matching and to participate in the Company’s Option Plan. Upon termination without cause, Mr. Colen is entitled to receive the entirety of his compensation for an additional 6-month period. In addition, if such termination occurs within 12 months of a change of control, Mr. Colen will receive a cash payment equal to approximately 2 times his base salary and 2 times 3.75% of his base salary as additional retirement plan contributions and 100% of his Options will immediately vest. Mr. Colen’s employment agreement also provides for certain non-competition and non-solicitation restrictions within 12 months of the termination of his employment, for any reason. Assuming Mr. Colen was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:

Termination without cause: $215,914

Termination within 12 months following a change of control: $818,464

2.                                      In October 2007, Mr. Clark became CFO of the Company. Pursuant to his employment agreement, as amended, Mr. Clark is entitled to a base salary, which was C$351,000 for the 2018 financial year, a bonus of up to 70% of his salary based on meeting certain operational objectives, RRSP matching and to participate in the Company’s Option Plan. Upon termination without cause, Mr. Clark is entitled to receive the entirety of his compensation for an additional 16-month period. In addition, if such termination occurs within 12 months of a change of control, Mr. Clark will receive a cash payment equal to approximately 1.5 times his existing compensation. Mr. Clark’s employment agreement also provides for certain non-competition and non-solicitation restrictions within 15 months of the termination of his employment, for any reason. Assuming Mr. Clark was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:

Termination without cause: C$830,700

Termination within 12 months following a change of control: C$930,150

3.                                      In November 7, 2019 Mr. Little was appointed Chief Operating Officer of the Company. Pursuant to his employment agreement, as amended, Mr. Little is entitled to a base salary, which was $300,000 for the 2019 financial year, a bonus of up to 70% of his salary based on meeting certain operational objectives, 401K matching and to participate in the Company’s Option Plan. Upon termination without cause, Mr. Little is entitled to receive the entirety of his compensation for an additional 9-month period. In addition, if such termination occurs within 12 months of a change of control, Mr. Little will receive a cash payment equal to approximately 1.5 times his existing compensation. Mr. Little’s employment agreement also provides for certain non-competition and non-solicitation restrictions within 15 months of the termination of his employment, for any reason. Assuming Mr. Little was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:

Termination without cause: $412,500

Termination within 12 months following a change of control: $795,000

4.                                      In May 2014, Ms. Bebeau became VP, Clinical Affairs of the Company. Pursuant to her employment agreement, as amended, Ms. Bebeau is entitled to a base salary, which was $273,173 for the 2019 financial year, a bonus of up to 70% of her salary based on meeting certain operation objectives, 401k matching and to participate in the Company’s Option Plan. Upon termination without cause, Ms. Bebeau is entitled to receive the entirety of her compensation for an additional 9-month period.  In addition, if such termination occurs within 12 months of a change of control Ms. Bebeau will receive a cash payment equal to approximately 1.25 times her existing compensation. Ms. Bebeau’s employment agreement also provides for certain non-competition and non-solicitation restrictions within 9 months of the termination of her employment, for any reason. Assuming Ms. Bebeau was terminated on the last business day of the most recently completed financial year, she would receive the following estimated payments:

Termination without cause:  $220,815

Termination within 12 months following a change of control:  $607,810

5.                                      In March 2015, Mr. Chalekian became Vice-President, Product Development & Manufacturing Engineering of the Company. Pursuant to his employment agreement, Mr. Chalekian is entitled to a base salary, which was $226,820 for the 2019 financial year, a bonus of up to 30% of his base salary based on meeting certain operational objectives, 401k matching and to participate in the Company’s Option Plan. Upon termination without cause, Mr. Chalekian is entitled to receive the entirety of his compensation for one month’s notice for each complete year of service up to a maximum of 9 months. In addition, if such termination occurs within 12 months of a change of control Mr. Chalekian will receive a cash payment equal to approximately 1.25 times his existing compensation. Mr. Chalekian’s employment agreement also provides for certain non-competition and non-solicitation restrictions within 9 months of the termination of his employment, for any reason. Assuming Mr. Chalekian was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:

Termination without cause: $120,971

Termination within 12 months following a change of control: $391,265

6.                                      Mr. Panton joined the Company in May 2015 as Director of Quality Systems and moved to Vice-President of Quality in November 2017.Pursuant to his employment agreement, Mr. Panton is entitled to a base salary, which was C$238,280 for the 2018 financial year, a bonus of up to 30% of his base salary based on meeting certain operational objectives, RRSP matching and to participate in the Company’s Option Plan. Upon termination without cause, Mr. Panton is entitled to receive the entirety of his compensation for an additional 9-month period. In addition, if such termination occurs within 12 months of a change of control Mr. Panton is will receive a cash payment equal to approximately 1.25 times his existing compensation. Mr. Panton’s employment agreement also provides for certain non-competition and non-solicitation restrictions within 9 months of the termination of his employment, for any reason. Assuming Mr. Panton was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:

Termination without cause: C$256,151

Termination within 12 months following a change of control: C$411,033

Director Compensation

In 2019, the directors of the Company (excluding any executive officers) were paid an annual retainer of $50,000, without any meeting fees. In addition, the Chairman of the Board, Mr. Steven Rubin, was paid an extra annual retainer of $10,000 and the Chairman of the Audit and Strategic Activities Committee, Mr. Paul Geyer, was paid an extra annual retainer of $10,000. On June 4, 2018, Mr. Paul Geyer resigned as Chairman of the Board and was appointed Chairman of the Audit and Strategic Activities Committee and Mr Steven Ruben resigned as Chairman of the Audit and Strategic Activities Committee and was appointed Chairman of the Board. On June 4, 2019, Dr. William O’Neill resigned from the Board and Fred Colen was elected in his place, and on September 16, 2019, Jane Hsiao resigned from the board of Directors and Norman Radow was appointed in her place.

Summary of Compensation

During the Company’s most recently completed financial year of December 31, 2019, the compensation paid to each director, who was not an NEO, is summarized as follows:

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Fees ($)	Share- Based Awards ($)	Option- Based Awards ($)		Annual Incentive Plans ($)	Long- term Incentive Plan ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Steven Rubin Chairman and Director	$60,000	N/A		$42,847	N/A	N/A	N/A	N/A	$102,847
Paul Geyer Director	$60,000	N/A		$42,847	N/A	N/A	N/A	N/A	$102,847
Norman Radow(1) Director	$14,583	N/A	$	Nil	N/A	N/A	N/A	N/A	$14,583
Douglas Janzen Director	$50,000	N/A		$44,593	N/A	N/A	N/A	N/A	$94,593
Alexei Marko Director	NIL	N/A		$44,593	N/A	N/A	N/A	N/A	$44,593
Jane Hsiao(2) Former Director	$35,417	N/A		$42,847	N/A	N/A	N/A	N/A	$78,264
William O’Neill(3) Former Director	$25,000	N/A		$42,847	N/A	N/A	N/A	N/A	$67,847

Notes:

(1)         Norman Radow was appointed on September 16, 2019.

(2)         Jane Hsiao resigned from the Board on September 16, 2019.

(3)         Dr. William O’Neill resigned from the Board on June 4, 2019.

Share-based Awards and Option-based Awards

No share-based awards were granted to the directors in the most recent financial year. The following table sets out all option-based awards as at December 31, 2019 for each director who was not an NEO:

	Option- based Awards					Share-based Awards
Name and Principal Position	Number of securities underlying unexercised options	Option exercise price ($)		Option expiration date	Value of unexercised in -the-money options ($)(1)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Steven Rubin	15	C$	11,176.00	March 27, 2020	NIL	N/A	N/A	N/A
Chairman	30	C$	1,900.00	March 31, 2022	NIL	N/A	N/A	N/A
	50		$630.00	January 24, 2026	NIL	N/A	N/A	N/A
	10,000		$27.20	September 30, 2026	NIL	N/A	N/A	N/A
	20,000		$4.10	March 26, 2027	$8,050	N/A	N/A	N/A

Paul Geyer	15	C$	11,176.00	March 27, 2020	NIL	N/A	N/A	N/A
Director	30	C$	1,900.00	March 31, 2022	NIL	N/A	N/A	N/A
	50		$630.00	January 24, 2026	NIL	N/A	N/A	N/A
	10,000		$27.20	September 30, 2026	NIL	N/A	N/A	N/A
	20,000		$4.10	March 26, 2027	$8,050	N/A	N/A	N/A

Norman Radow	NIL	N/A		N/A	NIL	N/A	N/A	N/A
Director

Douglas Janzen	15	C$	11,176.00	March 27, 2020	NIL	N/A	N/A	N/A
Director	30	C$	1,900.00	March 31, 2022	NIL	N/A	N/A	N/A
	70		$630.00	January 24, 2026	NIL	N/A	N/A	N/A
	10,000		$27.20	September 30, 2026	NIL	N/A	N/A	N/A
	20,000		$4.10	March 26, 2027	$8,050	N/A	N/A	N/A

Alexei Marko	125	C$	1,900.00	March 31, 2022	NIL	N/A	N/A	N/A
Director	70		$630.00	January 24, 2026	NIL	N/A	N/A	N/A
	10,000		$27.20	September 30, 2026	NIL	N/A	N/A	N/A
	20,000		$4.10	March 26, 2027	$8,050	N/A	N/A	N/A

Jane Hsiao	15	C$	11,176.00	March 27, 2020	NIL	N/A	N/A	N/A
Former Director	30	C$	1,900.00	March 31, 2022	NIL	N/A	N/A	N/A
	50		$630.00	January 24, 2026	NIL	N/A	N/A	N/A
	10,000		$27.20	September 30, 2026	NIL	N/A	N/A	N/A
	20,000		$4.10	March 26, 2027	$8,050	N/A	N/A	N/A

William O’Neill	15	C$	11,176.00	March 27, 2020	NIL	N/A	N/A	N/A
Former Director	30	C$	1,900.00	March 31, 2022	NIL	N/A	N/A	N/A
	50		$630.00	January 24, 2026	NIL	N/A	N/A	N/A
	10,000		$27.20	September 30, 2026	NIL	N/A	N/A	N/A
	20,000		$4.10	March 26, 2027	$8,050	N/A	N/A	N/A

Notes:

(1)         Value of unexercised in-the-money options is calculated based upon the difference between the market value of the Company’s common shares as at December 31, 2019 (C$5.41 closing price on the TSX) and the exercise price of the options.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table summarizes the value vested or earned under incentive plans for the most recently completed financial year, for each director who was not a NEO:

Name and principal position	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Steven Rubin (Chairman)	NIL	N/A	N/A
Paul Geyer (Director)	NIL	N/A	N/A
Douglas Janzen (Director)	NIL	N/A	N/A
Alexei Marko (Director)	NIL	N/A	N/A
Norman Radow (Director)	NIL	N/A	N/A
Jane Hsiao (Former Director)	NIL	N/A	N/A
William O’Neill (Former Director)	NIL	N/A	N/A

Notes:

(1)         All options are granted at market price.

Securities Authorized for Issuance Under Equity Compensation Plans

The Board maintains the authority to award Equity Compensation, including Options pursuant to the Option Plan and Share Units pursuant to the Share Unit Plan, to the Company’s NEOs in such amounts and on such terms as the Board determines in its sole discretion. As discussed elsewhere herein, the Company may reserve up to 15% of the Common Shares issued and outstanding at any time pursuant to the exercise of options under the Option Plan and up to 5% of the Common Shares issued and outstanding at any time reserved for issuance upon settlement of Share Units for eligible participants under the Share Unit Plan. In determining NEOs’ Equity Compensation, the Compensation Committee reviews each executive’s contribution to the Company’s strategic goals periodically and makes recommendations to the Board. The Board will take factors such as changes in control provisions, performance criteria and previous grants into account in granting these executives’ Options and Share Units. The CEO and CFO were consulted on the grant of Equity Compensation and made recommendations on the grant of Options and Share Units, but the actual compensation amount was recommended by the Compensation Committee and approved by the Board.

Equity Compensation Plan Information

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (as at December 31, 2019)	Weighted-average exercise price of outstanding options, warrants and rights (as at December 31, 2019)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (as at December 31, 2019)
Equity compensation plans approved by securityholders(1)	1,051,665		$20.63	254,352
Equity compensation plans not approved by securityholders(2)	152,956	$	nil	282,382
Total	1,204,621		$18.01	536,735

Notes:

(1)                                 The Option Plan enables the directors, executive officers, employees and consultants of the Company and its affiliates to participate in the growth and development of the Company by providing such persons with the opportunity, through options to purchase Common Shares, to acquire an increased proprietary interest in the Company that is aligned with the interests of the shareholders. The Option Plan provides that 15% of the issued and outstanding Common Shares of the Company are reserved for issuance as options for eligible optionees.

(2)                                 The Share Unit Plan enables the directors, executive officers, employees and consultants of the Company and its affiliates to participate in the growth and development of the Company by providing such persons with the opportunity, through the issuance by the Company of Common Shares upon settlement of Share Units, to acquire an increased proprietary interest in the Company that is aligned with the interests of the shareholders. The Share Unit Plan provides that 5% of the issued and outstanding Common Shares of the Company are reserved for issuance for eligible participants.

Particulars of the Option Plan

The shareholders of the Company approved the Option Plan at the annual general meeting of shareholders held on June 12, 2012, subsequently at the annual general meetings held on June 18, 2013, June 18, 2014 and June 13, 2017. The Board subsequently amended the Option Plan on April 12, 2018 and December 2, 2019. Pursuant to the Option Plan, up to a maximum of 15% of the Common Shares issued and outstanding at any time may be reserved for issuance pursuant to the exercise of Options. The Option Plan does not contain any provisions that would restrict an NEO or director from purchasing financial instruments that are designed to hedge or offset a decrease in market value of the Common Shares granted to such individuals.

In accordance with the term of the Option Plan, as administered by the Board, the Board may grant options to directors, executive officers, employees and consultants of the Company and its affiliates. The Option Plan was adopted to offer incentives to directors, executive officers, employees, management and others who provide services to the Company or any subsidiary, to act in the best interests of the Company. The Board, in consultation with the Company’s Compensation Committee, has the discretion to determine to whom options will be granted, the number and exercise price of such options and the terms and time frames in which the options will vest and be exercisable.

The Option Plan provides that the Company can reserve for issuance up to 15% of the Common Shares issued and outstanding at any time as options (each, an “Option”). As of December 31, 2019 there were 1,051,665 Options issued and outstanding, this number represents 12.1% of the Company’s issued and outstanding Common Shares. As of December 31, 2019, there were 254,352 Common Shares reserved for issuance upon the exercise of outstanding Options, representing 2.9% of the Company’s issued and outstanding Common Shares. Accordingly, as of December 31, 2019 there were 1,306,017 Common Shares available for issuance under the Option Plan representing 15% of the Company’s issued and outstanding Common Shares. As of July 27, 2020 the weighted-average exercise price of the Options issued and outstanding was $8.80 and the weighted-average remaining contract life of the Options issued and outstanding was 7.19 years.

The Option Plan also contains a replenishment feature, which provides that the maximum number of Common Shares that may be issued as Options does not increase, provided that the number of Common Shares reserved for issuance under the Option Plan will automatically be replenished by an amount equal to the number of Common Shares issued upon the exercise of any Options under the Option Plan.

The exercise price for Options issued under the Option Plan will be set by the Board; however, the exercise price of an Option cannot be less than the Market Price (as defined therein) at the time of such grant of Options. The Market Price is defined as the closing price of the Common Shares on the TSX on the trading day immediately preceding the grant date. To exercise their Options, participants must either provide a certified cheque, wire transfer or bank draft, or may utilize the net settlement feature of the Option Plan. Upon a net settlement exercise, the Company will deliver to such participant that number of Common Shares equal to the following formula:

That number of fully paid and non-assessable Common Shares (“X”) equal to the number of options (“Y”) multiplied by the quotient obtained by dividing the result of the Market Price of one Common Share (“B”) less the Exercise Price per Common Share (“A”) by the Market Price of one Common Share (“B”). Expressed as a formula, such conversion shall be computed as follows:

X = (Y) x	(B - A)
(B)

The Option Plan provides that a holder may exercise their options in cash, or by providing a written notice to the Company pursuant to which the holder agrees to transfer and dispose of a specified number of options to the Company in exchange for Common Shares having a fair market value equal to the fair market value of such options disposed of and transferred to the Company.

The Option Plan provides that the maximum number of Common Shares issuable to insiders under such plan cannot exceed the “Insider Participation Limit”, which means the number of Common Shares: (i) issued to Insiders within any one year period; and (ii) issuable to Insiders at any time; under the Option Plan, or when combined with all of the Company’s other security based compensation arrangements, cannot exceed 10% of the Company’s total issued and outstanding Common Shares, respectively.

An option is personal to the grantee of the option and is non-transferable and non-assignable. The Option Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of options and the issuance of Common Shares. If the employment or appointment of an option holder with the Company or its affiliates is terminated by either party for any reason other than termination for cause or death, the options held by such option holder must be exercised within 120 days of the date of termination of the option holder’s employment or appointment with the Company. If terminated for cause, the options held by such option holder terminate and are cancelled upon the holder ceasing to be a director, executive officer or employee of the Company or its affiliates. In the case of the death of a holder, any vested option held by him at the date of death will become exercisable by the holder’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such holder and the date of expiration of the term otherwise applicable to such option.

In the normal course of business, there are times when the Company’s directors, executive officers and employees are party to material undisclosed information about the Company. Such periods are referred to as a “Blackout Period”. During a Blackout Period, securities laws prohibit such persons from trading in the Company’s securities, including exercising any option they may hold. Blackout Periods can be put into effect at any time, but are scheduled to occur prior to the release of the Company’s financial statements. The Option Plan provides that if the expiry date for any Option should fall within a Blackout Period, or within nine days of the expiration of a Blackout Period, such expiry date shall be automatically extended for a period of ten days beyond the expiration of the Blackout Period.

The Option Plan contains standard adjustment and anti-dilution provisions for changes in the capital structure of the Company. The Option Plan also includes provisions pursuant to the recent amendments to the Income Tax Act (Canada) which requires the Company to withhold and remit to Canada Revenue Agency, the estimated tax on the deemed benefit arising from the exercise of a stock option. The Option Plan also provides that in the event of a change of control of the Company, or in the event of a sale of all or substantially all of either the Tiara or Reducer assets, all previously granted options will immediately vest and become exercisable.

In order to comply with certain provisions of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States (the “U.S. Code”), in the granting of Options to eligible participants who are citizens or residents of the United States (including its territories, possessions and all areas subject to its jurisdiction), the Option Plan provides that subject to certain conditions, such Options may be granted as incentive stock options (within the meaning of the U.S. Code) (“ISOs”). The Option Plan limits the aggregate total of ISOs available to grant to 500,000 of the maximum number of Options available for issuance.

The Board may, subject to the requirements of the TSX Company Manual, at any time and from time to time, amend any of the provisions of the Option Plan without consent or approval from shareholders, including without limitation:

(a)                                 amend, modify or terminate the Option Plan with respect to all Common Shares in respect of Options which have not yet been granted hereunder;

(b)                                 to make any amendment of a typographical, grammatical, clerical or administrative nature or clarification correcting or rectifying any ambiguity, immaterial inconsistency, defective provision, mistake, or error or omission;

(c)                                  to change the provisions relating to the manner of exercise of Options, including changing or adding any form of financial assistance provided by the Company, or adding or amending provisions relating to a cashless exercise of Options which provisions so added or amended provide for a full deduction of the underlying common shares of the Company from the maximum number reserved for issuance under the Option Plan;

(d)                                 to change the terms, conditions and mechanics of grant, vesting, exercise and early expiry of Options, provided that no such change may extend an outstanding Option’s expiry date;

(e)                                  to change the provisions for termination or cancellation of Options so long as the change does not permit the Company to grant an Option with an expiry date of more than maximum allowable expiry date in the TSX Company Manual or to extend an outstanding Option’s expiry date;

(f)                                   to make any addition to, deletion from or alteration of the provisions of the Option Plan or any Option that are necessary to comply with applicable law or the requirements of any regulatory or governmental agency or applicable stock exchange and to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of the Option Plan; and

(g)                                  to change the transferability of Options to permit a transfer or assignment to a spouse or other family member, an entity controlled by the Option holder or spouse or family member, an RRSP, TFSA, RRIF or managed investment account of the Option holder, spouse or family member, a trustee, custodian or administrator acting on behalf of, or for the benefit of, the Option holder, spouse or family member, any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions, or for estate planning or estate settlement purposes.

The above amendment provisions are also subject to, among other things, the following restricted amendment provisions (which will require Disinterested Shareholder Approval as such term is defined in the TSX Company Manual):

(a)                                 any reduction in the exercise price of an Option previously granted to an Insider (as defined in the TSX Company Manual);

(b)                                 subject to limited exceptions, any extension of the expiry date of an Option previously granted to an Insider (as defined in the TSX Company Manual);

(c)                                  any amendment to remove or to exceed the Insider Participation Limit (as defined in the TSX Company Manual);

(d)                                 any increase in the maximum number of securities issuable under the Option Plan, either as a fixed number or a fixed percentage of the Company’s issued and outstanding common shares; and

(e)                                  any amendment to the amendment provisions described above.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

This Management Information Circular briefly describes (and, where practicable, states the approximate amount) of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Company has purchased insurance for the benefit of its directors and executive officers against liability incurred by them, subject to certain limitations contained in and as outlined in the insurance policies. For the 12-month period ending June 30, 2020, the policy provides coverage to directors and executive officers in the aggregate amount in any policy year of C$10,000,000 subject to a deductible of C$Nil for Insured Persons under Insuring Agreement A (as defined in the policy) not indemnified by the company and C$150,000 with respect to insuring Clause B & C, apart from deductibles of C$1,500,000 for American claims and $7,500,000 for State Court securities claims, and C$50,000 in respect of all other claims under Insuring Clause D. The total of premiums and fees charged for this insurance during the 2019-2020 policy term was C$575,000.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov. Financial information is provided in the Company’s comparative financial statements and management discussion and analysis for its most recently completed financial year ended December 31, 2019. The Company will provide to any person or company, upon request to Chris Clark, CFO, one copy of the comparative financial statements of the Company filed with the applicable securities regulatory authorities for the Company’s two most recently completed financial years in respect to which such financial statements have been issued, together with the report of the auditor, related management’s discussion and analysis and any interim financial statements of the Company filed with the applicable securities regulatory authorities subsequent to the filing of the annual financial statements.

Copies of the above documents will be provided free of charge to securityholders of the Company. The Company may require payment of a reasonable charge from any person or company who is not a securityholder of the Company, who requests a copy of any such document. The foregoing documents are also available on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Management Information Circular.

DIRECTORS’ APPROVAL

The contents of this Management Information Circular and its distribution to shareholders have been approved by the Board of the Company.

DATED at Richmond, British Columbia, July 28, 2020.

BY ORDER OF THE BOARD

Signed: Steve Rubin
Steve Rubin
Director

Schedule A

Board Mandate

NEOVASC INC.

BOARD MANDATE

Purpose

The board of directors (the “Board”) of Neovasc Inc. (the “Corporation”) is responsible for the proper stewardship of the Corporation.  The Board is mandated to represent the shareholders to select the appropriate Chief Executive Officer (“CEO”), assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed bench marks, and assure the integrity of financial reports.

Membership and Reporting

2.                                      The Board will be comprised of a majority of “independent” directors within the meaning of the applicable listing standards of the Toronto Stock Exchange and the Nasdaq Stock Market and will have the number of directors as may be determined in accordance with the Canada Business Corporations Act, and the Corporation’s articles and bylaws.

3.                                      Appointments to the Board will be reviewed on an annual basis.  The Corporate Governance and Nomination Committee (the “CGNC”), in consultation with the CEO, is responsible for identifying and recommending new nominees with appropriate skills to the Board.

4.                                      The chairman of the Board (the “Chairman”) will be (a) a non-management director; or (b) a management director if the Board appoints a lead independent director as soon as reasonably practicable.  The Chairman will be appointed by a vote of the Board on an annual basis.

5.                                      The Board will report to the shareholders of the Corporation and will develop, in its discretion, a formal or informal process for the shareholders to provide feedback to the Board.

Terms of Reference

Meetings

6.                                      The Board will meet as required, but at least once quarterly.

7.                                      The independent directors will meet as required, without the non-independent directors and members of management, but at least once quarterly.

Meeting Preparation and Attendance

8.                                      In connection with each meeting of the Board and each meeting of a committee of the Board of which a director is a member, each director will:

(a)                                 review thoroughly the materials provided to the directors in connection with the meeting and be adequately prepared for the meeting; and

(b)                                 attend each meeting, in person, by phone or by video-conference depending on the format of the meeting, to the extent practicable.

Corporate Planning

9.                                      The Board will:

(a)                                 adopt a strategic planning process and approve a strategic plan each year; and

(b)                                 approve and monitor the operational plans and budgets of the Corporation submitted by management at the beginning of each fiscal year.

Risk Management and Ethics

10.                               The Board will:

(a)                                 ensure that the business of the Corporation is conducted in compliance with applicable laws and regulations and according to the highest ethical standards;

(b)                                 identify and document the financial risks and other risks that the Corporation must face in the course of its business and ensure that such risks are appropriately managed; and

(c)                                  adopt a disclosure policy.

Supervision of Management

11.                               The Board will:

(a)                                 to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers and that all such officers are creating a culture of integrity throughout the Corporation;

(b)                                 ensure that the CEO is appropriately managing the business of the Corporation;

(c)                                  ensure appropriate succession planning is in place;

(d)                                 establish corporate objectives for the CEO annually and evaluate the performance of the CEO against these corporate objectives;

(e)                                  consider and approve major business initiatives and corporate transactions proposed by management; and

(f)                                   ensure the Corporation has internal control and management information systems in place.

Management of Board Affairs

12.                               The Board will:

(a)                                 develop a process for the orientation and education of new members of the Board;

(b)                                 support continuing education opportunities for all members of the Board;

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(c)                                  in conjunction with the CGNC, assess the participation, contributions and effectiveness of the Chairman, and individual board members on an annual basis;

(d)                                 monitor the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management;

(e)                                  establish the committees of the Board it deems necessary to assist it in the fulfillment of its mandate; and

(f)                                   disclose on an annual basis the mandate and composition of the Board and its committees.

Approved by the Board:  April 29, 2014

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Schedule B

Share Unit Plan

NEOVASC INC.

SHARE UNIT PLAN

1.                                      PURPOSE

1.1                               This Plan has been established by the Corporation to assist the Corporation in the recruitment and retention of highly qualified directors, employees and consultants by providing a means to reward superior performance, to motivate Participants under the Plan to achieve important corporate and personal objectives and, through the issuance of Share Units in the Corporation to Participants under the Plan, to better align the interests of Participants with the long-term interests of Shareholders.

1.2                               The Plan shall be effective as of the Effective Date noted below, provided that, for any Share Units granted on or after the Effective Date under this Plan, no Common Shares may be issued under the Plan until and unless all required TSX, regulatory and shareholder approvals have been obtained with respect to the issuance of the Common Shares hereunder.

2.                                      PLAN DEFINITIONS AND INTERPRETATIONS

In this Plan, the following terms have the following meanings:

(a)                                 “Account” means the bookkeeping account established and maintained by the Corporation for each Participant in which the number of Share Units of the Participant are recorded;

(b)                                 “Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules;

(c)                                  “Beneficiary” means any person designated by the Participant as his or her beneficiary under the Plan in accordance with Section 14.1 or, failing any such effective designation, the Participant’s legal representative;

(d)                                 “Board” means the Board of Directors of the Corporation;

(e)                                  “Cause” has the meaning ascribed to the phrase “cause” or “just cause for termination” under the laws of British Columbia;

(f)                                   “Change of Control” means:

(i)                                     the acquisition whether directly or indirectly, by a person or company, or any persons or companies acting jointly or in concert (as determined in accordance with the Securities Act (British Columbia) and the rules and regulations thereunder) of voting securities of the Corporation which, together with any other voting securities of the Corporation held by such person or company or persons or companies, constitute, in the aggregate, more than 50% of all outstanding voting securities of the Corporation;

(ii)                                  an amalgamation, arrangement or other form of business combination of the Corporation with another company which results in the holders of voting securities of that other company holding, in the aggregate, 50% or more of all outstanding voting securities of the Corporation (including a merged or successor company) resulting from the business combination; or

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(iii)                               the sale, lease or exchange of all or substantially all of the property of the Corporation to another person, other than a subsidiary of the Corporation or other than in the ordinary course of business of the Corporation;

(g)                                  “Committee” means the Compensation Committee of the Board or any other committee or person designated by the Board to administer the Plan, provided, however, if the Company ceases to qualify as a “foreign private issuer” (as defined in Rule 3b-4 under the Exchange Act), the Committee shall be a committee of the Board comprised of not less than two Directors, and each member of the Committee shall be a “non-employee director” within the meaning of Rule 16b-3;

(h)                                 “Corporation” means Neovasc Inc. and its respective successors and assigns, and any reference in the Plan to action by the Corporation means action by or under the authority of the Board or any person or committee that has been designated for the purpose by the Board including, without limitation, the Committee;

(i)                                     “Designated Subsidiary” means an entity (including a partnership) in which the Corporation holds, directly or indirectly, a majority voting interest and which has been designated by the Corporation for purposes of the Plan from time to time;

(j)                                    “Disposition” means the sale, exchange, transfer or other arrangement by which possession, legal title or beneficial ownership of all or substantially all of the property, products or all other personal property now or hereafter now held by a Person or any sale of the same outside the ordinary course of business by which possession, legal title or beneficial ownership passes from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing;

(k)                                 “Director” means a director of the Corporation or any of its Designated Subsidiaries;

(l)                                     “Eligible Consultant” means an individual, other than an Employee, that (i) is engaged to provide on a bona fide basis consulting, technical, management or other services to the Corporation or any Designated Subsidiary under a written contract between the Corporation or the Designated Subsidiary and the individual or a company of which the individual consultant is an employee, (ii) in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Designated Subsidiary, and (iii) does not provide services in connection with the offer or sale of securities in a capital-raising transaction and does not directly or indirectly promote or maintain a market for the registrant’s securities;

(m)                             “Employee” means an employee of the Corporation or any of its Designated Subsidiaries or any combination or partnership of such corporations;

(n)                                 “Employer” means the Corporation, the Designated Subsidiary or the combination or partnership of such corporations that employs the Participant or that employed the Participant immediately prior to the Participant’s Termination Date;

(o)                                 “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

(p)                                 “Expiry Date” means, with respect to Share Units granted to a Participant, the date determined by the Corporation for such purpose for such grant, which date shall be no later than the date which is two years after the Participant’s Termination Date;

(q)                                 “Fiscal Year” means a fiscal year of the Corporation;

(r)                                    “Good Reason” means the occurrence of any one or more of the following without a Participant’s written consent:

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(i)                                     a material change in the Participant’s position or duties, responsibilities, title or office in effect immediately prior to a Change of Control, which includes any removal of the Participant from or any failure to re-elect or re-appoint the Participant to any such position or office;

(ii)                                  a reduction in the Participant’s overall annual compensation for services provided to the Corporation in the cumulative amount of 5% or more within a 12 month period;

(iii)                               any change to the terms or conditions of the employment of the Participant that would constitute “constructive dismissal” as that term is defined at common law which the Company fails to remedy within thirty (30) days of receiving written notice from the Participant of any such change; or

(iv)                              the Corporation relocating the Participant to any place other than the location at which the Participant reported for work on a regular basis immediately prior to a Change of Control or a place within 15 kilometres of that location;

(s)                                   “Grant Agreement” means an agreement between the Corporation and a Participant under which Share Units are granted, together with such amendments, deletions or changes thereto as are permitted under the Plan;

(t)                                    “Grant Date” of a Share Unit means the date a Share Unit is granted to a Participant under the Plan;

(u)                                 “Insider” has the meaning provided for purposes of the TSX relating to Security Based Compensation Arrangements;

(v)                                 “Joint Actor” means a person acting “jointly or in concert with” another person within the meaning of Section 96 of the Securities Act (British Columbia) or as such section may be amended or re-enacted from time to time;

(w)                               “Market Value” with respect to a Share as at any date means the arithmetic average of the closing price of the Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date (or, if the Shares are not then listed and posted for trading on the TSX, on such stock exchange on which the Shares are then listed and posted for trading as may be selected for such purpose by the Corporation).  In the event that the Shares are not listed and posted for trading on any stock exchange, the Market Value shall be the Market Value of the Shares as determined by the Board in its discretion, acting reasonably and in good faith;

(x)                                 “Participant” means a bona fide full-time or part-time Employee, an Eligible Consultant or a Director who, in any such case, has been designated by the Corporation for participation in the Plan;

(y)                                 “Payout Date” means a date selected by the Corporation, in accordance with and as contemplated by Sections 3.2, 6.1 and 7.1;

(z)                                  “Person” includes a corporation, any unincorporated entity, or an individual;

(aa)                          “Plan” means this Share Unit Plan;

(bb)                          “Reducer” means the assets, undertakings, property and rights of the Corporation of every kind and description, including the contracts to which the Corporation is a party or has rights or obligations under, and including any patents, patent applications, industrial designs or industrial design applications, trademarks, copyrights or any other intellectual property rights, and all other assets in respect of the Corporation’s Reducer product;

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(cc)                            “Reorganization” means any (i) capital reorganization, (ii) merger, (iii) amalgamation, or (iv) arrangement or other scheme of reorganization;

(dd)                          “Rule 16b-3” means Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act or any successor rule or regulation;

(ee)                            “Section 409A” means Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder as in effect from time to time;

(ff)                              “Securities Act” means the U.S. Securities Act of 1933, as amended;

(gg)                            “Security Based Compensation Arrangement” has the meaning defined in the provisions of the TSX Company Manual relating to security based compensation arrangements;

(hh)                          “Shareholders” means the holders of Shares;

(ii)                                  “Shares” mean common shares of the Corporation and includes any securities of the Corporation into which such common shares may be converted, reclassified, redesignated, subdivided, consolidated, exchanged or otherwise changed, pursuant to a Reorganization or otherwise;

(jj)                                “Share Unit” means a unit credited by means of an entry on the books of the Corporation to a Participant pursuant to the Plan, representing the right to receive, subject to and in accordance with the Plan, for each Vested Share Unit one Share, at the time, in the manner, and subject to the terms, set forth in the Plan and the applicable Grant Agreement;

(kk)                          “Stock Exchange Rules” means the applicable rules of any stock exchange upon which Shares are listed;

(ll)                                  “Termination Date” means the date on which a Participant ceases, for any reason including resignation, termination, death or disability, to be an active Employee, an Eligible Consultant, or a Director, as the case may be, and, in the case of a Participant who is an Employee, where the employment is terminated by the Employer, whether wrongful or for Cause or otherwise, such date shall be the date notice of termination is provided and, in the case of a Participant who is an Eligible Consultant, the date the written contract between the Eligible Consultant and the Corporation or any Designated Subsidiary is terminated or expires and the Eligible Consultant no longer provides services thereunder;

(mm)                  “Tiara” means the assets, undertakings, property and rights of the Corporation of every kind and description, including the contracts to which the Corporation is a party or has rights or obligations under, and including any patents, patent applications, industrial designs or industrial design applications, trademarks, copyrights or any other intellectual property rights, and all other assets in respect of the Corporation’s Tiara product;

(nn)                          “TSX” means the Toronto Stock Exchange; and

(oo)                          “Vested Share Units” shall mean Share Units in respect of which all vesting terms and conditions set forth in the Plan and the applicable Grant Agreement have been either satisfied or waived in accordance with the Plan.

2.2                               In this Plan, unless the context requires otherwise, words importing the singular number may be construed to extend to and include the plural number, and words importing the plural number may be construed to extend to and include the singular number.

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3.                                      GRANT OF SHARE UNITS AND TERMS

3.1                               The Corporation may grant Share Units to such Participant or Participants in such number and at such times as the Corporation may, in its sole discretion, determine, as a bonus or similar payment in respect of services rendered by the Participant for a Fiscal Year or otherwise as compensation, including as an incentive for future performance by the Participant.

3.2                               In granting any Share Units pursuant to Section 3.1, the Corporation shall designate:

(a)                                 the number of Share Units which are being granted to the Participant;

(b)                                 any time based conditions as to vesting of the Share Units to become Vested Share Units;

(c)                                  any performance based conditions as to vesting of the Share Units to become Vested Share Units;

(d)                                 the Payout Date, which shall in no event be later than the Expiry Date; and

(e)                                  the Expiry Date;

which shall be set out in the Grant Agreement.

3.3                               The conditions may relate to all or any portion of the Share Units in a grant and may be graduated such that different percentages of the Share Units in a grant will become Vested Share Units depending on the extent of satisfaction of one or more such conditions.  The Corporation may, in its discretion and having regard to the best interests of the Corporation, subsequent to the Grant Date of a Share Unit, waive any such conditions.

4.                                      GRANT AGREEMENT

4.1                               Each grant of a Share Unit will be set forth in a Grant Agreement containing terms and conditions required under the Plan and such other terms and conditions not inconsistent herewith as the Corporation may, in its sole discretion, deem appropriate.

5.                                      SHARE UNIT GRANTS AND ACCOUNTS

5.1                               An Account shall be maintained by the Corporation for each Participant.  On the Grant Date, the Account will be credited with the Share Units granted to a Participant on that date.

6.                                      PAYOUTS

6.1                               On each Payout Date, the Participant shall be entitled to receive, and the Corporation shall issue, a payout with respect to those Vested Share Units in the Participant’s Account to which the Payout Date relates, in the following form: subject to shareholder approval of this Plan and the limitations set forth in Section 11.2  below, Shares issued from treasury equal in number to the Vested Share Units in the Participant’s Account to which the Payout Date relates, subject to any applicable deductions and withholdings.

6.2                               No fractional Shares shall be issued and any fractional entitlements will be rounded down to the nearest whole number.

6.3                               Shares issued by the Corporation from treasury under Section 6.1 of this Plan shall be considered fully paid in consideration of past service that is no less in value than the fair equivalent of the money the Corporation would have received if the Shares had been issued for money.

6.4                               The Corporation or a Designated Subsidiary may withhold from any amount payable by the Corporation to a Participant, including income or any other payments, such amount as may be necessary so as to ensure that

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 the Corporation or the Designated Subsidiary will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of a Participant. Each of the Corporation or a Designated Subsidiary shall also have the right in its discretion to satisfy any such withholding tax liability by retaining, acquiring or selling on behalf of a Participant any Shares which would otherwise be issued to a Participant hereunder.

7.                                      CHANGE OF CONTROL; SALE OF ASSETS

7.1                               Notwithstanding the conditions as to vesting of Share Units contained in any individual Grant Agreement, all outstanding Share Units shall become Vested Share Units on any Change of Control and, except as otherwise provided in Section 16 hereof, the Payout Date in connection with such Participant’s Vested Share Units shall, notwithstanding any provisions in the Grant Agreement, be accelerated to the date of such Change of Control and the Corporation shall, as soon as practicable following such Change of Control, issue Shares to such Participants with respect to such Vested Share Units in accordance with Sections 6 and 8.

7.2                               Notwithstanding the conditions as to vesting of Share Units contained in any individual Grant Agreement, all outstanding Share Units shall become Vested Share Units upon a Disposition of either Reducer or Tiara, and, except as otherwise provided in Section 16 hereof, the Payout Date in connection with such Participant’s Vested Share Units shall, notwithstanding any provisions in the Grant Agreement, be accelerated to the date of such Disposition and the Corporation shall, as soon as practicable following such Disposition, issue Shares to such Participants with respect to such Vested Share Units in accordance with Sections 6 and 8.

8.                                      TERMINATION OF EMPLOYMENT AND FORFEITURES

8.1                               Unless otherwise determined by the Corporation pursuant to Section 7.1 or 8.2, on a Participant’s Termination Date, any Share Units in a Participant’s Account which are not Vested Share Units shall terminate and be forfeited.

8.2                               Notwithstanding Section 8.1, where a Participant ceases to be an Employee as a result of the termination of his or her employment without Cause, then in respect of each grant of Share Units made to such Participant, at the Corporation’s discretion, all or a portion of such Participant’s Share Units may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Corporation in its sole discretion.

8.3                               Except (i) as otherwise provided in Section 16, (ii) to the extent that a Participant’s Vested Share Units are subject to U.S. Federal Income Tax, and (iii) to the extent that Section 409A applies to a Participant’s Vested Share Units; then in the event a Participant’s Termination Date is prior to the Payout Date with respect to any Vested Share Units in such Participant’s Account, the Payout Date with respect to such Vested Share Units shall, notwithstanding any provision in the Grant Agreement, be accelerated to the Participant’s Termination Date and the Corporation shall, as soon as practicable following such Termination Date, issue Shares to such Participant, or Beneficiary thereof, as applicable, with respect to such Vested Share Units in accordance with Section 6.

9.                                      FORFEITED UNITS

9.1                               Notwithstanding any other provision of the Plan or a Grant Agreement, Share Units granted hereunder shall terminate on, if not redeemed or previously terminated and forfeited in accordance with the Plan, and be of no further force and effect after, the Expiry Date.

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10.                               ALTERATION OF NUMBER OF SHARES SUBJECT TO THE PLAN

10.1                        In the event that the Shares shall be subdivided or consolidated into a different number of Shares or a distribution shall be declared upon the Shares payable in Shares, the number of Share Units then recorded in the Participant’s Account shall be adjusted by replacing such number by a number equal to the number of Shares which would be held by the Participant immediately after the distribution, subdivision or consolidation, should the Participant have held a number of Shares equal to the number of Share Units recorded in the Participant’s Account on the record date fixed for such distribution, subdivision or consolidation.

10.2                        In the event there shall be any change, other than as specified in Section 10.1, in the number or kind of outstanding Shares or of any shares or other securities into which such Shares shall have been changed or for which they shall have been exchanged, pursuant to a Reorganization or otherwise, then there shall be substituted for each Share referred to in the Plan or for each share into which such Share shall have been so changed or exchanged, the kind of securities into which each outstanding Share shall be so changed or exchanged and an equitable adjustment shall be made, if required, in the number of Share Units then recorded in the Participant’s Account, such adjustment, if any, to be reasonably determined by the Committee and to be effective and binding for all purposes.

10.3                        In the case of any such substitution, change or adjustment as provided for in this Section 10, the variation shall generally require that the aggregate Market Value of the Share Units then recorded in the Participant’s Account prior to such substitution, change or adjustment will be proportionately and appropriately varied so that it be equal to such aggregate Market Value after the variation.

11.                               RESTRICTIONS ON ISSUANCES

11.1                        Share Units may be granted by the Corporation in accordance with this Plan provided the aggregate number of Shares reserved for issuance at the time of grant of Share Units pursuant to the Plan shall not exceed 5% of the number of issued and outstanding Shares.

11.2                        The maximum number of Shares issuable to Insiders pursuant to Section 6.1 of the Plan, together with any Shares issuable pursuant to any other Security Based Compensation Arrangement, at any time, shall not exceed 10% of the total number of outstanding Shares. The maximum number of Shares issued to Insiders pursuant to Section 6.1 of the Plan, together with any Shares issued pursuant to any other Security Based Compensation Arrangement, within any one year period, shall not exceed 10% of the total number of outstanding Shares.

12.                               AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

12.1                        Subject to the provisions herein, the Plan may be amended, suspended or terminated at any time by the Board in whole or in part.  No amendment of the Plan shall, without the consent of the Participants affected by the amendment, or unless required by Applicable Law, adversely affect the rights accrued to such Participants with respect to Share Units granted prior to the date of the amendment.

12.2                        The Corporation may, without notice, at any time and from time to time, and without shareholder approval, amend the Plan or any provisions thereof or make amendments to Share Units granted under the Plan in such manner as the Corporation, in its sole discretion, determines appropriate, including, without limitation:

(a)                                 for the purposes of making formal minor or technical modifications to any of the provisions of the Plan;

(b)                                 to correct any ambiguity, defective provision, error or omission in the provisions of the Plan;

(c)                                  to change the vesting provisions of Share Units;

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(d)                                 to change the termination provisions of Share Units or the Plan which does not entail an extension beyond the original Expiry Date of the Share Units;

(e)                                  to make the amendments contemplated by Section 16.1(g); or

(f)                                   to make any amendments necessary or advisable because of any change in Applicable Law;provided, however, that:

(g)                                  no such amendment of the Plan may be made without the consent of each affected Participant in the Plan if such amendment would adversely affect the rights of such affected Participant(s) under the Plan; and

(h)                                 shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

(i)                                     an increase in the maximum number of Shares issuable under Sections 11.1 and 11.2 of the Plan (other than pursuant to Section 10);

(ii)                                  an extension of the Expiry Date for Share Units granted to Insiders under the Plan;

(iii)                               other types of compensation through Share issuance;

(iv)                              an expansion of the rights of a Participant to assign Share Units other than as set forth in Section 15.2;

(v)                                 the addition of additional categories of Participants (other than as contemplated by Section 10); or

(vi)                              an amendment to the amendment provisions of the Plan contained in this Article 12.

12.3                        If the Corporation terminates the Plan, Share Units previously credited shall, at the discretion of the Corporation, either (a) be settled immediately in accordance with the terms of the Plan in effect at such time, or (b) remain outstanding and in effect and settled in due course in accordance with the applicable terms and conditions, in either case without shareholder approval.

13.                               ADMINISTRATION

13.1                        Unless otherwise determined by the Board, the Plan shall be administered by the Committee subject to Applicable Laws.  The Committee shall have full and complete authority to interpret the Plan, to prescribe such rules and regulations and to make such other determinations as it deems necessary or desirable for the administration of the Plan.  All actions taken and decisions made by the Committee shall be final, conclusive and binding on all parties concerned, including, but not limited to, the Participants and their beneficiaries and legal representatives, each Designated Subsidiary and the Corporation.  All expenses of administration of the Plan shall be borne by the Corporation.

13.2                        The Corporation shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties.  At such times as the Corporation shall determine, the Corporation shall furnish the Participant with a statement setting forth the details of his or her Share Units including the Grant Date and the Vested Share Units and unvested Share Units held by each Participant.  Such statement shall be deemed to have been accepted by the Participant as correct unless written notice to the contrary is given to the Corporation within 30 days after such statement is given to the Participant.

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13.3                        The Corporation may, at its discretion, appoint one or more persons or companies to provide services in connection with the Plan including without limitation, administrative and record-keeping services.

14.                               BENEFICIARIES AND CLAIMS FOR BENEFITS

14.1                        Subject to the requirements of Applicable Law, a Participant may designate in writing a Beneficiary to receive any benefits that are payable under the Plan upon the death of such Participant.  The Participant may, subject to Applicable Law, change such designation from time to time.  Such designation or change shall be in such form and executed and filed in such manner as the Corporation may from time to time determine.

15.                               GENERAL

15.1                        The transfer of an Employee from the Corporation to a Designated Subsidiary, from a Designated Subsidiary to the Corporation or from a Designated Subsidiary to another Designated Subsidiary, shall not be considered a termination of employment for the purposes of the Plan, nor shall it be considered a termination of employment if a Participant is placed on such other leave of absence which is considered by the Corporation as continuing intact the employment relationship.

15.2                        The Plan shall enure to the benefit of and be binding upon the Corporation, its successors and assigns.  The interest of any Participant under the Plan or in any Share Unit shall not be transferable or assignable other than by operation of law, except, if and on such terms as the Corporation may permit, to a spouse or minor children or grandchildren or a personal holding company or family trust controlled by a Participant, the sole shareholders or beneficiaries of which, as the case may be, are any combination of the Participant, the Participant’s spouse, the Participant’s minor children or the Participant’s minor grandchildren, and after his or her lifetime shall enure to the benefit of and be binding upon the Participant’s Beneficiary, on such terms and conditions as are appropriate for such transferees to be included in the class of transferees who may rely on a Form S-8 registration statement under the Securities Act to sell shares received pursuant to the Share Unit.

15.3                        The Corporation’s grant of any Share Units or issuance of any Shares hereunder is subject to compliance with Applicable Law applicable thereto.   As a condition of participating in the Plan, each Participant agrees to comply with all Applicable Law and agrees to furnish to the Corporation or a Designated Subsidiary all information and undertakings as may be required to permit compliance with Applicable Law.

15.4                        A Participant shall not have the right or be entitled to exercise any voting rights, receive any distribution or have or be entitled to any other rights as a Shareholder in respect of any Share Units.

15.5                        Neither designation of an Employee as a Participant nor the grant of any Share Units to any Participant entitles any Participant to the grant, or any additional grant, as the case may be, of any Share Units under the Plan.  Neither the Plan nor any action taken thereunder shall interfere with the right of the Corporation or a Designated Subsidiary to terminate a Participant’s employment, or service under contract, at any time.  Neither any period of notice, if any, nor any payment in lieu thereof, upon termination of employment, wrongful or otherwise, shall be considered as extending the period of employment for the purposes of the Plan.

15.6                        Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect any Employee’s employment or any consultant’s contractual relationship with the Corporation or a Designated Subsidiary.

15.7                        The Plan shall be an unfunded obligation of the Corporation.  Neither the establishment of the Plan nor the grant of any Share Units or the setting aside of assets by the Corporation (if, in its sole discretion, it chooses to do so) shall be deemed to create a trust.  The right of the Participant or Beneficiary to receive a Payout pursuant to the Plan shall be no greater than the right of other unsecured creditors of the Corporation.

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15.8                        No Share Unit may be granted under the Plan following December 2, 2029 unless the shareholders of the Company shall have approved the extension of such date.

15.9                        This Plan is established under the laws of the Province of British Columbia and the rights of all parties and the construction of each and every provision of the Plan and any Share Units granted hereunder shall be construed according to the laws of the Province of British Columbia.

16.                               SECTION 409A

16.1                        It is intended that the provisions of this Plan comply with Section 409A, and all provisions of this Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A.  Notwithstanding anything in the Plan to the contrary, the Corporation may provide in the applicable Grant Agreement with respect to Share Units granted to Participants whose benefits under the Plan are or may become subject to Section 409A, such terms and conditions as may be required for compliance with Section 409A.  In addition, the following will apply to the extent that a Participant’s Share Units are subject to Section 409A:

(a)                                 Except as permitted under Section 409A, any Share Units, or payment with respect to Share Units, may not be reduced by, or offset against, any amount owing by the Participant to the Corporation or any Designated Subsidiary.

(b)                                 If a Participant otherwise would become entitled to receive payment in respect of any Share Units as a result of his or her ceasing to be an Employee, an Eligible Consultant or Director upon a Termination Date, any payment made on account of such person ceasing to be an Employee or Eligible Consultant shall be made at that time only if the Participant has experienced a “separation from service” (within the meaning of Section 409A).

(c)                                  If a Participant is a “specified employee” (within the meaning of Section 409A) at the time he or she otherwise would be entitled to payment as a result of his or her separation from service, any payment that otherwise would be payable during the six-month period following such separation from service will be delayed and shall be paid on the first day of the seventh month following the date of such separation from service or, if earlier, the Participant’s date of death.

(d)                                 A Participant’s status as a specified employee shall be determined by the Corporation as required by Section 409A on a basis consistent with the regulations under Section 409A and such basis for determination will be consistently applied to all plans, programs, contracts, agreements, etc. maintained by the Corporation that are subject to Section 409A.

(e)                                  Each Participant, any beneficiary or the Participant’s estate, as the case may be, is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such Participant in connection with this Plan (including any taxes and penalties under Section 409A), and neither the Corporation nor any Designated Subsidiary or affiliate shall have any obligation to indemnify or otherwise hold such Participant or beneficiary or the Participant’s estate harmless from any or all of such taxes or penalties.

(f)                                   If and to the extent that Share Units would otherwise become payable upon a Change of Control as defined in the Plan, such payment will occur at that time only if such change of control also constitutes a “change in ownership”, a “change in effective control” or a “change in the ownership of a substantial portion of the assets of the Corporation” as defined under Section 409A and applicable regulations (a “409A Change in Control”).  If a Change of Control as defined in the  Plan is not also a 409A Change in Control, unless otherwise permitted under Section 409A the time for the payment of Share Units will not be accelerated and will be payable pursuant to the terms of the Plan and applicable Grant Agreement as if such Change of Control had not occurred.

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(g)                                  In the event that the Committee determines that any amounts payable under the Plan will be taxable to a Participant under Section 409A prior to payment to such Participant of such amount, the Corporation may (i) adopt such amendments to the Plan and Share Units and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Committee determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and  Grant Agreement and/or (ii) take such other actions as the Corporation determines necessary or appropriate to avoid or limit the imposition of an additional tax under Section 409A.

(h)                                 In the event the Corporation terminates the Plan in accordance with Section 12.3, the time and manner of payment of amounts that are subject to 409A will be made in accordance with the rules under Section 409A.  The Plan will not be terminated except as permitted under Section 409A.  No change to the termination provisions of Share Units or the Plan pursuant to Section 12.2(d) will be made except as permitted under Section 409A.

EFFECTIVE DATE:  December 2, 2019, amended on February 20, 2020, as further amended on July 28, 2020.

ANY QUESTIONS AND REQUESTS FOR ASSISTANCE MAY BE DIRECTED BY TO
 THE COMPANY’S PROXY SOLICITATION AGENT.

The Proxy Solicitation Agent is:

For Information Contact:

North American Toll Free: 1-800-775-4067

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Email: contactus@kingsdaleadvisors.com